UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Riken Densen Kabushiki Kaisha
(Name of Subject Company)

Riken Electric Wire Company Limited
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

The Furukawa Electric Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Riken Electric Wire Company Limited
12-22, Tsukiji 1-chome, Chuo-ku, Tokyo 104-0045, Japan
+81-3-3542-3711
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Legal Department
The Furukawa Electric Co., Ltd.
2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8322, Japan
+81-3-3286-3039

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

December 13, 2007
(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 2 ("Amendment No. 2") amends the Form CB initially submitted in paper to the Securities and Exchange Commission (the "Commission") on December 14, 2007 by The Furukawa Electric Co., Ltd. ("Initial Form CB") and the Form CB/A submitted in paper to the Commission on December 17, 2007 ("Amendment No. 1").

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) English language translations of following documents are attached as exhibits to this form:

Exhibit Number	Description	Page
I-A	Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through a Share Exchange	*
I-B	Notice of Partial Amendment to the Articles of Incorporation	*
I-C	Notice of Dividends from Surplus	*
I-D	Notice regarding the Extraordinary General Shareholders' Meeting	*
I-E	Public Notice regarding a Share Exchange without a Resolution of Shareholders Meeting by The Furukawa Electric Co., Ltd.	**
I-F	Public Notice of Setting the Record Date for the Convocation of the Extraordinary General Shareholders Meeting by Riken Electric Wire Company Limited	**
I-G	Notice of Convocation of the Extraordinary General Meeting of Shareholders of Riken Electric Wire Company Limited	5

(b) Not applicable.

* Previously submitted on Initial Form CB.

** Previously submitted on Amendment No. 1.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each document listed in (a) above.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Fair and accurate English language translations or summaries of the following documents are attached as exhibits to this form:

Exhibit Number	Description	Page
II-A	Extraordinary Report by The Furukawa Electric Co., Ltd. dated December 13, 2007	*
II-B	Extraordinary Report by Riken Electric Wire Company Limited dated December 13, 2007	*
II-C	Mandatory Document under Article 794-1 of Company Law of Japan (*Jizen-Bichi-Syorui*) with respect to the Share Exchange transaction with Riken Electric Wire Company Limited dated December 14, 2007 produced by The Furukawa Electric Co., Ltd and kept at its head Office	**
II-D	Mandatory Document under Article 782-1 of Company Law of Japan (*Jizen-Bichi-shorui*) with respect to the Share Exchange transaction with Riken Electric Wire Company Limited dated January 29, 2008 produced by Riken Electric Wire Company Limited	**93**

* Previously submitted on Initial Form CB.

** Previously submitted on Amendment No.1.

(2) Not applicable.

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by The Furukawa Electric Co., Ltd. with the Commission concurrently with the furnishing of Initial Form CB on December 14, 2007.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Furukawa Electric Co., Ltd.

Filer

天野 望

(Signature)

Nozomu Amano

General Manager, Legal Department

(Printed Name and Title)

(Date) January 30, 2008

(English Language Translation)

This **NOTICE OF CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** is originally prepared in Japanese language and this document is the English translation of Japanese version prepared only for the convenience of foreign shareholders.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

EXHIBIT I-G

Securities Code: 5808

January 29, 2008

To Shareholders

Shiro Hashimoto

President & CEO

Riken Electric Wire Company Limited

12-22, Tsukiji 1-chome, Chuo-ku

Tokyo, Japan

NOTICE OF THE CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the extraordinary general meeting of shareholders to be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing and you are kindly requested to carefully review and consider the Reference Materials for the General Meeting of Shareholders hereinafter and mail back the enclosed Voting Card, indicating your votes cast "FOR" or "AGAINST" each proposal, to be received by 5:15 p.m. on Tuesday, February 12, 2008 in order for your votes to be counted.

1. **Date and time:** Wednesday, February 13, 2008 at 10 a.m.
2. **Place:** Conference room on 6th Floor of Konwa Building

   12-22, Tsukiji 1-chome, Tokyo Japan
3. **Purpose of the meeting:**

   Matters to be resolved

   Proposal 1: Approval of the Share Exchange Agreement between the Company and The Furukawa Electric Co., Ltd.

   Proposal 2: Partial Amendments to the Articles of Incorporation

   Proposal 3: Dividends from surplus

To attend the meeting, please present enclosed your Voting Card at the reception desk of the meeting. If any changes or amendment are made to the Reference Materials for the General Meeting of Shareholders, such changes and amendments will be posted on our website. (http://www. Rikensen.co.jp)

Reference Material for the General Meeting of Shareholders

Proposals and reference materials

Proposal 1: Approval of the Share Exchange Agreement between the Company and The Furukawa Electric Co., Ltd.

1. Reason for the Share Exchange

On December 13, 2007, Riken Electric Wire Company Limited (the "Company") and The Furukawa Electric Co., Ltd. (Furukawa) agreed on the share exchange to be effective on April 1, 2008, through which Company becomes a wholly owned subsidiary of Furukawa (the "Share Exchange") and the two companies have entered into a Share Exchange Agreement.

The Company, incorporated in 1934 to operate a business based on the technology of Riken Laboratory, became a member of Furukawa Group in 1949. Company primarily manufactures magnet wires, solder-plated wires, stainless steel wires, electric wires, cables, electronics components and optical components. It has been steadily developing its business under the Riken brand, based on unique technologies for specialized cables such as fine and super-fine magnet wires and stainless steel wires and precision manufacturing. In today's very competitive global environment, it has become necessary for the Company to develop new markets and diversify its product lineup to maintain and improve its business. To do this, the Company needs to strengthen its cooperation with Furukawa under its Group management strategy, so that it can call on the resources of the Furukawa Group in marketing and technology development.

In March 2006, Furukawa launched "Innovations 09," a new medium-term management plan that adopted a management vision of "With evolution of technology, Toward a more profitable, innovative and dynamic global presence." Under this plan, Furukawa is reorganizing and integrating its subsidiaries, as part of changes to its Group management, to bolster their business position and governance, streamline their operations and reduce their administration costs. Moreover, through this Share Exchange to make the Company a wholly owned subsidiary, Furukawa will be able to improve its business by defining Company's position in the Furukawa Group strategy, accessing Company's technology and cooperating with Company in marketing.

After discussion, the Company and Furukawa have reached the conclusion that it would be in the best interests of both companies to conduct their businesses jointly to develop the business of each company. Company and Furukawa will strengthen Company's business and increase the enterprise value of the Furukawa Group by tapping the business resources integrated through the Share Exchange.

2. Terms of the Share Exchange Agreement

Share Exchange Agreement (Copy)

The Furukawa Electric Co., Ltd., having its principle office at 2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo (Furukawa) and Riken Electric Wire Company Limited, having its principle office at 12-22, Tsukiji 1-Chome, Chuo-ku, Tokyo (Riken) hereby enter into this Share Exchange Agreement (the Agreement") as follows:

Article 1: Share Exchange

Furukawa and Riken shall execute a share-for-share exchange as a result of which Furukawa shall become the absolute parent company of Riken and Riken become a wholly- owned subsidiary of Furukawa(the "Share Exchange"), and, as a consequence of the Share Exchange, Furukawa shall acquire the entire issued stock of Riken.

Article 2: Shares to be Delivered in the Share Exchange and the Allotment thereof

2-1. In connection with the Share Exchange, Furukawa shall deliver to the Riken's shareholders (hereinafter, including beneficial shareholders), excluding Furukawa, entered or recorded in the last Riken's shareholders registry (hereinafter including beneficial shareholders registry) as of the date immediately prior to the Effective Date (as defined in Article 4; hereinafter the same), the number of the shares of Furukawa common stock obtained by multiplying the total number of the shares of Riken common stock held by such shareholders by 0.35.

2-2. Furukawa shall allot to each shareholder of Riken as entered or recorded in the last Riken's shareholders registry as of the date immediately prior to the Effective Date, excluding Furukawa, the shares to be delivered pursuant to the preceding paragraph in connection with the Share Exchange with the exchange ratio of 0.35 shares of Furukawa common stock held by Furukawa per each share of Riken common stock held by such shareholder.

Article 3: Matters Concerning Amounts of Stated Capital and Reserves of Furukawa

The amounts of stated capital, capital reserves and retained earnings reserves increased in connection with the Share Exchange shall be as follows:

(1) Stated Capital: 0 yen

(2) Capital Reserves: the amount determined by Furukawa in accordance with the article 68-1(2)b(2) of Corporate Accounting Rule of Japan.

(3) Retained Earnings Reserves: 0 yen

Article 4: Effective Date

The date on which the Share Exchange becomes effective (the "Effective Date") shall be April 1, 2008; provided however that the Effective Date may be changed when it is necessary for the procedures of the Share Exchange or other reasons after the mutual consultation.

Article 5: General Meeting of Shareholders to Approve the Share Exchange

5-1. Riken shall convene an extraordinary general meeting of shareholders which shall be held on February 13, 2008, and obtain the approval for the Agreement and the resolution for matters necessary in connection with the Share Exchange, provided, however, that the date of the extraordinary general meeting of shareholders may be changed after the mutual consultation in the event such change is necessary for the procedures of the Share Exchange or other reasons.

5-2. Furukawa shall conduct the Share Exchange, in accordance with Article 796-3 of the Company Law of Japan, without the resolution of a general meeting of shareholders under Article 795-1 of the Company Law of Japan.

Article 6: Dividends of Surplus

6-1. Riken may distribute the dividends of surplus to the shareholders or registered pledgees of shares entered or recorded in the last shareholders registry of Riken as of March 31, 2008 in an amount up to three (3) yen per share and 64,650,000 yen in total subject to the effectiveness of the Share Exchange and compliance with the applicable laws and regulations including Article 461 of the Company Law of Japan.

6-2. Except as provided in the preceding paragraph, after the execution date of this Agreement, Riken shall not make any distribution of surplus with a record date prior to the Effective Date of the Share Exchange

Article 7: Management of Company's Asset

Until the date immediately prior to the Effective Date, each of Furukawa and Riken shall manage and operate its business and assets with the duty care and diligence of a good manager, and shall not take any action, which materially affect its assets or right or obligation, without prior agreement of both parties hereto.

Article 8: Amendment to the terms of the Share Exchange and Termination of the Agreement

In the event of material change to the business or financial condition of either party or any significant difficult circumstances to implement the Share Exchange, caused by the event beyond the reasonable control or other events, parties hereto may amend the terms of the Share Exchange and the terms and conditions of the Agreement after the consultation or terminate the Agreement.

Article 9: Effectiveness of the Agreement

This Agreement shall become null and void if the approval for the Agreement at the extraordinary general meeting of shareholders set forth in Article 5-1 of this Agreement or the approval of the governmental agencies required by law and rules is not obtained.

Article 10: Consultation

Matters not provided in this Agreement or necessary for the Share Exchange shall be determined after the consultation between Furukawa and Riken consistent with the purpose of this Agreement.

IN WITNESS WHEREOF, two (2) originals of this Agreement have been produced, and upon the sealing by Furukawa and Riken, each shall retain one (1) original.

December 13, 2007

The Furukawa Electric Co., Ltd.
2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
President, CEO & COO, Hiroshi Ishihara

Riken Electric Wire Company Limited
12-22, Tsukiji 1-Chome, Chuo-ku, Tokyo
President & CEO, Shiro Hashimoto

3. Summary of Items under Article 184 of the Enforcement Regulation of Company Law

(1) Fairness of the Share Exchange Consideration

① Appropriateness of the total number or value of the share exchange consideration

a Calculation of the share exchange ratio

To ensure the fairness and reasonableness of the share exchange ratio in the Share Exchange, Furukawa retained Nomura Securities Co., Ltd. (Nomura) and Company retained Daiwa Institute of Research Ltd. (Daiwa) as their respective independent financial advisors to calculate the share exchange ratio.

b Calculation method of the share exchange ratio

Since the Furukawa common stock is listed on the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange, and the Company common stock is listed on the Tokyo Stock Exchange, Daiwa applied the Market Stock Price Method in calculating the value of the shares. Daiwa also employed the Comparable Companies Analysis and DCF Method in calculating the value of Company shares, since it is appropriate, Daiwa believed, to analyze Company shares from various perspectives in addition to the Market Stock Price Method. Based on the calculations, Daiwa submitted an analysis of the share exchange ratio to Company. The numbers of Furukawa shares to be allotted for one share of Company common stock, which were calculated based on each valuation method, are shown in the table below.

Range of Share Exchange Ratios	
Market Stock Price Method	0.29～0.30
Comparable Companies Analysis	0.25～0.33
DCF Method	0.31～0.40

In the Market Stock Price Method, the range of share exchange ratios was calculated based on the average closing price for the period after the interim financial results announcements of both companies from November 9, 2007 to December 12, 2007 and for the one-month and three-month periods up to December 12, 2007.

c Determination of the share exchange ratio

Based on the ranges of share exchange ratios calculated by the independent financial advisors, the

Company and Furukawa held repeated discussions and negotiations with each other, considering factors including financial conditions, projections and stock price trends. In reviewing the suggested share exchange ratio, Company and Furukawa carefully considered the impact on their stock prices of the business environment and the historical performance of the two companies as well as changes in their shares prices during the periods quoted by each independent financial advisor in their calculations (Nomura's calculation is based on the closing price on December 12, 2007, the average closing price for the period from December 6, 2007 to December12, 2007 and from November 13, 2007 to December 12 2007, and the average closing price for the period after the interim financial results announcements of both companies from November 9, 2007 to December 12, 2007. Daiwa's calculation is based on the average closing price for the period after the interim financial results announcements of both companies from November 9, 2007 to December 12, 2007 and for the one-month and three-month periods up to December 12, 2007). As a result, Company and Furukawa respectively came to conclusion that the share exchange ratio set out in below table is reasonable and is in the best interests of the shareholders of both companies, and consequently entered into the Share Exchange Agreement on December 13, 2007, following the resolutions made at meetings of their respective boards of directors held on the same day.

The share exchange ration is within the range of the exchange ratio in Daiwa's report to Company. The share exchange ratio is subject to the change by mutual agreement between Company and Furukawa in the event of any material changes to the conditions on which the calculation is based.

Company Name	Furukawa	Riken
Share Exchange Ratio	1	0.35

② **Appropriateness of the amount of capital and reserves of an absolute parent company**

a The amounts of stated capital, capital reserves and retained earnings reserves increased in connection with the share exchange

i) Stated capital: 0 yen

ii) Capital reserves: the amount determined by Company in accordance with the article 68-1(2)b(2) of Corporate Accounting Rule of Japan

iii) Retained earnings reserves: 0 yen

b The above stated capital and reserves amounts are regarded as appropriate to secure the flexibility under the capital policy.

③ **Reason for selection of Furukawa shares as the share exchange consideration**

The Company and Furukawa agreed on the shares of Furukawa common stock as share exchange consideration, because there is a great deal of trading volume and enough liquidity with respect to the Furukawa common stock, and the Company's shareholders, who receive the Furukawa shares in exchange for Company share, would also be able to benefit from improved Company's business gained upon the enhanced absolute parent-subsidiary relationship between the Company and Furukawa achieved by this Share Exchange.

④ **Protection of the interests of the Company's shareholders**

To ensure that the share exchange ratio is fair, the Company and Furukawa each appointed an independent financial advisor to calculate the share exchange ratio. The Company and Furukawa held repeated discussions and negotiations based on the calculations and agreed on the share exchange ratio at which the Share Exchange is to be conducted.

To avoid conflicts of interest, the two corporate auditors of the Company, namely Kiyoshi Takeuchi, who concurrently serves as a corporate auditor of Furukawa and Mitsuyoshi Shibata who concurrently is an employee of Furukawa, have not taken part in the deliberations about the Share Exchange held at meetings of Company's Board of Directors. No Company's director is serving as a director of Furukawa or is an employee of Furukawa.

(2) About Furukawa shares

① Articles of incorporation of Furukawa

ARTICLES OF INCORPORATION

OF

THE FURUKAWA ELECTRIC CO., LTD.

CHAPTER 1

GENERAL PROVISIONS

(Trade Name)

Article 1. The Company shall be called Furukawa Denki Kogyo Kabushiki Kaisha and shall be expressed as The Furukawa Electric Co., Ltd. in English.

(Object)

Article 2. The object of the Company shall be to engage in the following Business :

(1) Manufacture and sale of the following products,

a. Refining, alloying and processing of metals and chemical industry,

b. Electric wires and cables, rubber and synthetic resin products, electric machinery and instruments and industrial machinery,

c. Optical fiber and optical fiber cables,

d. Electric power transmission and distribution equipment, information-communication equipment and information processing equipment,

e. Precision machinery and instruments of medical goods, medical machinery and instruments, measuring equipment etc.,

f. Semiconductor, compound semiconductor crystal materials and other electronic industrial materials,

g. Compounds, parts, accessories and raw materials of the above-mentioned products;

(2) Design, manufacture, construction and sale of systems consisting of the products set forth in the preceding item and its equipment and devices;

(3) Design and supervision of and contract for electric, telecommunication, architectural and civil engineering work and other various types of work;

(4) Development and sale of software and service of information processing and information-supply;

(5) Sale and supply of technical and other information relating to the preceding items;

(6) Purchase, sale, lease and management of real estates;

(7) Investment in any business pertaining to any of the foregoing items or deemed necessary for the Company's operations;

(8) Purchase and sale of products, raw materials and parts of the invested company referred to in item 7 above; and

(9) Any and all business incidental to the preceding items.

(Location of head office)

Article 3. The Company shall have its head office in Chiyoda-ku, Tokyo.

(Organs)

Article 4. The Company shall establish the following organs in addition to the general meeting of shareholders and directors:

(1) board of directors
(2) statutory auditors
(3) board of statutory auditors
(4) accounting auditor(s)

(Method of public notice)

Article 5. Public notice of the Company shall be made electronically. However, when public notices cannot be made electronically due to accidents or other unavoidable reasons, public notice of the Company shall be given in the Nihon Keizai Shimbun issued in Tokyo.

CHAPTER 2
SHARES

(Total number of issuable shares)

Article 6. The total number of issuable shares of the Company shall be 2,596,000,000, of which 2,500,000,000 shall be ordinary shares, 50,000,000 preferred shares, and 46,000,000 subordinated shares.

(Issuance of share certificates)

Article 7. The Company shall issue share certificates of shares of the Company.

(Purchase of own shares)

Article 8. In accordance with the provisions of Paragraph 2, Article 165 of the Corporation Law, the Company shall be entitled to acquire its own shares through market transactions and other methods by resolution of the board of directors pursuant to Paragraph 1 of the said Article.

(Number of shares of each unit (tan-gen) and no-issuance of certificates for less-than-one-unit (tan-gen) shares)

Article 9. The number of shares of each unit (tan-gen) of the Company for ordinary shares, preferred shares and subordinated shares shall be one thousand (1,000) shares.

9-2. Notwithstanding the provision of Article 7 herein, the Company shall not issue certificates for shares constituting less than one unit (tan-gen) of shares, unless otherwise provided for in the Share Handling Rules.

(Request for sale of shares amounting to less-than-one-unit shares)

Article10. Shareholders of the Company having less-than-one-unit shares may demand that the Company sell such number of shares as may, together with the number of such less-than-one-unit shares, constitute the number of shares constituting one unit pursuant to Share Handling Regulations.

(Shareholders' register manager and Share Handling Regulations)

Article 11. The Company shall have a Shareholders' register manager.

11-2. The Shareholders' register manager and its place of handling business shall be designated by resolution of the board of directors and public notice thereof shall be given.

11-3. The preparation and keeping of the register of shareholders (which shall include the register of substantial shareholders, and so on), the original register of share warrants and stock forfeiture registry of the Company and other affairs relating to the register of shareholders, the original register of share warrants and stock forfeiture registry of the Company shall be consigned to the Shareholders' register manager, and the Company shall not handle such business.

11-4. Procedures concerning shares and fees of the Company shall be governed by the Share Handling Regulations established by the board of directors unless otherwise provided for in laws or ordinances or by these Articles of Incorporation.

CHAPTER 3
PREFERRED SHARES

(Preferred dividend)

Article 12. When distributing surplus, as provided for in Article 57, the Company shall make a distribution of surplus, in an amount to be determined by resolution of the board of directors when the preferred shares in question are issued and in any event not more than hundred (100) yen a year per share, (hereinafter, the "preferred dividend") to the holders of preferred shares (hereinafter, the "preferred shareholders") or to the registered share pledgees of preferred shares (hereinafter, the "preferred share registered pledgees") in priority to the holders of ordinary shares (hereinafter, the "ordinary shareholders"), the registered share pledgees of ordinary shares (hereinafter, the " ordinary share registered pledges"), the holders of subordinated shares (hereinafter, the "subordinated shareholders") and the registered share pledgees of subordinated shares (hereinafter, the "subordinated share registered pledgees").

12-2. If, in a given business year, the amount of any surplus to be distributed to preferred shareholders and/or preferred share registered pledgees is less than the amount of the preferred dividend, the amount by which it falls short shall not be accumulated for payment in future business years.

12-3. The amount of any dividend paid to preferred shareholders and preferred share registered pledgees shall not exceed the amount of preferred dividend.

(Interim preferred dividend)

Article 13. The Company may pay an interim dividend, as provided for in Article 58, of no more than half the full preferred dividend, as defined in the preceding article, to its preferred shareholders and preferred share registered pledgees before paying a dividend to its ordinary shareholders or ordinary share registered pledgees.

(Period of exclusion for preferred dividend)

Article 14. Payment of preferred dividends shall be made, with such modifications as may be necessary, as provided for in Article 59.

(Distribution of residual assets to preferred shareholders)

Article 15. When distributing residual assets, the Company shall pay preferred shareholders and preferred share registered pledges an amount equal to the issue price of one preferred share for each preferred share held before paying anything either to ordinary shareholders or ordinary share registered pledgees, or to subordinated shareholders or subordinated share registered pledgees.

15-2. Distribution of residual assets to preferred shareholders and preferred share registered pledgees shall not exceed the amount of detailed in the preceding paragraph.

(Retirement of preferred shares)

Article 16. The Company shall be entitled to acquire preferred shares at any time and to retire them using profits payable to shareholders to cover the acquisition costs.

(Acquisition of preferred shares)

Article 17. In the absence of laws or ordinances to the contrary, the Company shall be entitled, at any time following the issuance of preferred shares, to acquire some or all of such shares as may remain outstanding, at such a time, at such a price, and in accordance with such other conditions as may be specified by resolution of the board of directors when said preferred shares are issued. When only some of the preferred shares outstanding are to be acquired, acquisition must be carried out in accordance with the method prescribed for random selection, etc.

(Voting rights of preferred shareholders)

Article 18. Preferred shareholders shall have no entitlement to exercise voting rights at general meetings of shareholders.

(Right to apply for acquisition of preferred shares)

Article 19. Preferred shareholders shall be entitled to apply for issuance of ordinary shares in exchange for acquisition by the Company of their preferred shares during a period to be determined by the resolution of the board of directors at the time when said preferred shares are issued (hereafter and throughout this Chapter, the "acquisition application period") and under such conditions as may be determined by the said resolution.

(Blanket acquisition of preferred shares)

Article 20. The Company shall acquire the preferred shares for which an application for acquisition is not received during the acquisition application period, on the day following the last day of said acquisition application period (hereafter and throughout this Chapter, the "blanket acquisition reference date") and shall issue the number of ordinary shares obtained by dividing an amount equivalent to the issue price of one preferred share by the average closing price of the Company's ordinary shares (including indications) on the Tokyo Stock Exchange on the thirty (30) trading days (excluding the number of days on which there is no closing price) starting from the forty-fifth trading day prior to the blanket acquisition reference date. When calculating the average closing price, amounts of less than one yen shall be calculated to the first decimal place and rounded up.

20-2. In the event that the average price, calculated in the manner outlined in the preceding paragraph, exceeds the upper price limit determined by resolution of the board of directors when the preferred shares in question are issued, the Company shall issue the number of ordinary shares obtained by dividing an amount equivalent to the issue price of one preferred share by said upper price limit, and in the event that the average price falls short of the lower price limit determined by resolution of the board of directors, the Company shall issue the number of ordinary shares obtained by dividing an amount equivalent to the issue price of one preferred share by said lower price limit.

20-3. When calculating the number of ordinary shares in the manner outlined in the preceding two paragraphs, amounts of less than one share shall be dealt with in accordance with the provisions for stock consolidation set out in Article 235 of the Corporation Law.

CHAPTER 4
SUBORDINATED SHARES

(Subordinated dividend)

Article 21. In the event that a surplus to be distributed, determined in accordance with Article 57 and payable to ordinary shareholders and ordinary share registered pledgees, amounts to ten (10) yen or less per share, the Company shall have no entitlement to make a distribution of surplus to subordinated shareholders and subordinated share registered pledgees.

21-2. In the event that a surplus to be distributed to ordinary shareholders and ordinary share registered pledgees amounts to more than ten (10) yen per share, the Company shall pay subordinated shareholders and subordinated share registered pledgees a dividend (hereinafter, the "subordinated dividend") in an amount to be determined by resolution of the board of directors when said subordinated shares are issued and in any event not more than two hundred (200) yen a year per share.

(Interim subordinated dividend)

Article 22. The Company shall not pay an interim dividend, as provided for in Article 58, to its subordinated shareholders and subordinated share registered pledgees.

(Period of exclusion for subordinated dividend)

Article 23. Payment of subordinated dividends shall be made, with such modifications as may be necessary, as provided for in Article 59.

(Distribution of residual assets to subordinated shareholders)

Article 24. When distributing residual assets, the Company shall pay ordinary shareholders and ordinary share registered pledgees an amount equal to the issue price of one subordinated share for each ordinary share held before paying anything to subordinated shareholders or subordinated share registered pledgees. In the event that residual assets remain after making a distribution of such assets to ordinary shareholders and ordinary share registered pledgees, the Company shall pay an amount equal to the issue price of one subordinated share for each subordinated share held to subordinated shareholders and subordinated share registered pledgees and, in the event that there are still residual assets available for distribution, the Company shall pay the whole of the remaining amount to ordinary shareholders and ordinary share registered pledgees.

(Retirement of subordinated shares)

Article 25. The Company shall be entitled to acquire subordinated shares at any time and to retire them using profits payable to shareholders to cover the acquisition costs.

(Acquisition of subordinated shares)

Article 26. In the absence of laws or ordinances to the contrary, the Company shall be entitled, at any time following the issuance of subordinated shares, to acquire some or all of such shares as may remain outstanding, at such a time, at such a price, and in accordance with such other conditions as may be specified by resolution of board of directors when said shares are issued. When only some of the subordinated shares outstanding are to be acquired, acquisition must be carried out in accordance with the method prescribed for random selection, etc.

(Voting rights of subordinated shareholders)

Article 27. Subordinated shareholders shall have no entitlement to exercise voting rights at general meetings of shareholders.

(Right to apply for acquisition of subordinated shares)

Article 28. Subordinated shareholders shall be entitled to apply for issuance of ordinary shares in exchange for acquisition by the Company of their subordinated shares during a period to be determined by the resolution of the board of directors at the time when said subordinated shares are issued (hereafter and throughout this Chapter, the "acquisition application period") and under such conditions as may be determined by the said resolution.

(Blanket acquisition of subordinated shares)

Article 29. The Company shall acquire the subordinated shares for which an application for acquisition is not received during the acquisition application period, on the day following the last day of said application period (hereafter and throughout this Chapter, the "blanket acquisition reference date"), and shall issue the number of ordinary shares obtained by dividing an amount equivalent to the issue price of one subordinated share by the average closing price of the Company's ordinary shares (including indications) on the Tokyo Stock Exchange on the thirty (30) trading days (excluding the number of days on which there is no closing price) starting from the forty-fifth trading day prior to the blanket acquisition reference date. When calculating the average closing price, amounts of less than one yen shall be calculated to the first decimal place and rounded up.

29-2. In the event that the average price, calculated in the manner outlined in the preceding paragraph, exceeds the upper price limit determined by resolution of the board of directors when the subordinated shares in question are issued, the Company shall issue the number of ordinary shares obtained by dividing an amount equivalent to the issue price of one subordinated share by said upper price limit, and in the event that the average price falls short of the lower price limit determined by resolution of the board of directors, the Company shall issue the number of ordinary shares obtained by dividing an amount equivalent to the issue price of one subordinated share by said lower price limit.

29-3. When calculating the number of ordinary shares in the manner outlined in the preceding two paragraphs, amounts of less than one share shall be dealt with in accordance with the provisions for stock consolidation set out in Article 235 of the Corporation Law.

CHAPTER 5
GENERAL MEETING OF SHAREHOLDERS

(Convocation)

Article 30. An ordinary general meeting of shareholders of the Company shall be convened in June of each year and an extraordinary general meeting of shareholders shall be convened from time to time, whenever necessary.

(Place)

Article 31. The general meeting of shareholders of the Company shall be held in the 23 wards area of Tokyo or in Yokohama.

(Record date of the ordinary general meeting of shareholders)

Article 32. The record date of the voting rights at an ordinary general meeting of shareholders shall be March 31 of each year.

(Person to convene a meeting of shareholders)

Article 33. A general meeting of shareholders shall be convened by the president/director according to a resolution of the board of directors, unless otherwise provided for in laws or ordinances.

33-2. In case the president/director is prevented from so acting, one of the other directors shall take his place in such order as previously determined by the board of directors.

(Chairman)

Article 34. The president/director shall act as chairman of a general meeting of shareholders.

34-2. In case the president/director is prevented from so acting, one of the other directors shall take his place in such order as previously determined by the board of directors.

(Internet disclosure and deemed provision of materials concerning general meeting of shareholders)

Article 35. The Company may disclose information to be indicated or represented in reference materials for a general meeting of shareholders, business reports, financial documents and consolidated financial documents through the internet in accordance with the ordinance of the Ministry of Justice and this shall be deemed as provision to the shareholders.

(Method of resolution)

Article 36. All resolutions of a general meeting of shareholders shall be adopted by a majority of votes of the shareholders present who are able to exercise their voting rights unless otherwise provided for in laws or ordinances or by these Articles of Incorporation.

36-2. The special resolution provided in Paragraph 2, Article 309 of the Corporation Law shall be adopted when shareholders who are able to exercise their voting rights possessing one-third or more of total voting rights are present, and by the votes of two-thirds or more of voting rights of shareholders present.

(Exercise of voting right by proxy)

Article 37. In case a shareholder or his statutory legal representative exercises his voting right by proxy, he may appoint only another shareholder (being one person) of the Company who is entitled to exercise his voting right to be his proxy. In such a case, a document evidencing such appointment shall be submitted to the Company.

37-2. The delegation of proxy shall be made for each general meeting of shareholders.

(Introduction of defensive measures)

Article 38. The general meeting of shareholders may resolve to introduce, change or abolition measures against any act to purchase the shares of the Company on a large scale (hereinafter, the "defensive measures").

38-2. The defensive measures set out in the preceding paragraph denote certain procedures and standards, etc. which will be decided in advance as measures to prevent parties deemed inappropriate under the basic policy on the parties controlling the financial and business policies of the Company from gaining such control over the Company.

(General meeting of class shareholders)

Article 39. The provision of Article 31, 33, 34, 35 and 37 shall be applied, with such modifications as may be necessary, in general meetings of class shareholders.

39-2. The provision of Article 32 shall be applied, with such modifications as may be necessary, in general meetings of class shareholders held on the same date as ordinary general meetings of shareholders.

CHAPTER 6
DIRECTORS AND BOARD OF DIRECTORS

(Number of directors)

Article 40. The Company shall have no more than twenty (20) directors.

(Election of directors)

Article 41. Directors of the Company shall be elected at a general meeting of shareholders.

41-2. The resolutions for the election provided for in the preceding paragraph shall be adopted when shareholders who are able to exercise their voting rights possessing one-third or more of total voting rights are present, and by the votes of a majority of voting rights of shareholders present.

41-3. Election of directors shall not be made by cumulative vote.

(Term of office of directors)

Article 42. The term of office of each director shall expire at the close of the ordinary general meeting of shareholders relating to the last of the business term to end within one (1) years of their appointment.

(Remuneration, etc. for directors)

Article 43. Remuneration, bonus and other property benefits received from the Company as compensation for performance of duties ("Remuneration, etc.") for directors shall be decided by resolution of a general meeting of shareholders.

(Representative directors and officiating directors)

Article 44. The board of directors shall by its resolution appoint the directors to represent the Company, one of whom shall be the president/director.

44-2. The board of directors by its resolution shall appoint a president/director and may appoint a chairman/director, one or more executive vice presidents/directors, one or more senior managing directors and one or more managing directors, from among the directors.

(Person to convene a meeting of the board of directors and chairman)

Article 45. Unless otherwise provided for in laws or ordinances, the president/director shall convene meetings of the board of directors and assume the chairmanship thereof. Should there be a chairman/representative director, he shall convene meetings of the board of directors and assume the chairmanship thereof.

45-2. In case both of them are prevented from so acting, one of the other directors shall take their place in such order as previously determined by the board of directors.

(Notice of convocation)

Article 46. Notice of convening a meeting of the board of directors together with the agenda shall be dispatched to each director and statutory auditor at least three (3) days prior to the date of the meeting, except where the date thereof is fixed beforehand by the board of directors. In case of urgency, this period may be shortened if the notice is given in an appropriate manner.

46-2. If all directors and statutory auditors approve, a meeting of the board of directors may be convened without following the procedure for convocation.

(Method of resolution)

Article 47. Resolutions of the board of directors shall be adapted by a majority of the directors.

47-2. In the event that the requirement of Article 370 of the Corporation Law are fulfilled, the Company shall deem that a resolution of the board of directors has been adopted.

(Indemnification of directors)

Article 48. Pursuant to the provisions of Paragraph 1, Article 426 of the Corporation Law, the Company shall have the right to indemnify directors (including those who have served as directors in the past) for liabilities for damages for dereliction of duty, within the scope permitted by law and upon a resolution by the board of directors.

48-2. Pursuant to the provisions of Paragraph 1, Article 427 of the Corporation Law, the

Company shall have the right to conclude a contract with an outside director that limits liabilities for damages for dereliction of duty; provided, however, that the maximum amount of such liability shall be (a) the amount provided in the contract, which shall not be less than 7 million yen or (b) the amount provided in the law, whichever is greater.

CHAPTER 7
STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

(Number of statutory auditors and full time statutory auditors)

Article 49. The Company shall have not more than five (5) statutory auditors.

49-2. The board of statutory auditors shall appoint a full time statutory auditor or auditors by its resolution.

(Election of statutory auditors)

Article 50. Statutory auditors shall be elected at a general meeting of shareholders.

50-2. The resolutions for the election provided for in the preceding paragraph shall be adopted when shareholders who are able to exercise their voting rights possessing one-third or more of total voting rights are present, and by the votes of a majority of voting rights of shareholders present.

(Term of office of statutory auditors)

Article 51. The term of office of each statutory auditor shall expire at the close of the ordinary general meeting of shareholders relating to the last of the business term to end within four (4) years of their appointment.

51-2. The term of a statutory auditor elected to fill a vacancy shall expire upon expiration of the remainder of the term of the resigned statutory auditor.

(Remuneration, etc. of statutory auditors)

Article 52. Remuneration, etc. for statutory auditors shall be decided by resolution of a general meeting of shareholders.

(Notice of convocation of the board of statutory auditors)

Article 53. Notice of convening a meeting of the board of statutory auditors shall be dispatched to each statutory auditor at least three (3) days prior to the date of the meeting. In case of urgency, this period may be shortened if the notice is given in an appropriate manner.

53-2. If all statutory auditors approve, a meeting of the board of statutory auditors may be convened without following the procedure for convocation.

(Method of resolution)

Article 54. Resolutions of the board of statutory auditors shall be adopted by a majority of the statutory auditors, unless otherwise provided for in laws or ordinances.

(Indemnification of statutory auditors)

Article 55. Pursuant to the provisions of Paragraph 1, Article 426 of the Corporation Law, the company shall have the right to indemnify statutory auditors (including those who have served as statutory auditors in the past) for liabilities for damages for dereliction of duty within the scope permitted by laws and upon a resolution by the board of directors.

55-2. Pursuant to the provisions of Paragraph 1, Article 427 of the Corporation Law, the Company shall have the right to conclude a contract with an outside statutory auditor that limits liabilities for damages for dereliction of duty; provided, however, that the maximum amount of such liability shall be (a) the amount provided in the contract, which shall not be less than 7 million yen or (b) the amount provided in the law, whichever is greater.

CHAPTER 8

ACCOUNTS

(Business term)

Article 56. The business term of the Company shall begin on April 1 of each year and end on March 31 of the following year.

(Distribution of surplus)

Article 57. Distribution of surplus on shares shall be paid to such shareholders and registered share pledgees as are entered or recorded in the latest register of shareholders on March 31 of each year.

(Interim dividends)

Article 58. Interim dividends may be paid by resolution of the board of directors to such shareholders and registered share pledgees as are entered or recorded in the latest register of shareholders on September 30 of each year.

(Period of exclusion for dividends, etc.)

Article 59. In case of cash dividends ("cash dividends"), the Company shall be exempted from the obligation of paying them if they are not claimed within five (5) years from the day on which payment thereof is commenced.

59-2. No interest shall accrue on any unpaid cash dividends.

② Sale of the shares of Furukawa common stock

a Listing market

Furukawa common stock is listed on the first section of Tokyo, Osaka and Nagoya stock exchange.

b Agents, brokers and intermediaries

Shares of Furukawa common stock can be traded through securities companies in Japan.

c Restriction on the sale or other disposal

There are no restrictions on the sale or other disposal of shares of Furukawa common stock.

③ **Market price of Furukawa common stock**

Changes in the market price of Furukawa common stock in the past six (6) months are as follows:

	Jun., 2007	Jul., 2007	Aug., 2007	Sep., 2007	Oct., 2007	Nov., 2007	Dec., 2007
High (yen)	706	697	656	584	609	560	499
Low (yen)	659	652	498	497	510	416	451

Note: Prices in the December does not reflect those for the period from 13th to the end of the month.

(3) Furukawa's financial Statements etc.

① **Furukawa's financial statements etc.**

Please refer to "Business Report of The Furukawa Electric Co., Ltd. (from April 1, 2006 through March 31, 2007)" in Exhibit A and "Furukawa's financial statements (for the fiscal year ended March 31, 2007)" in Exhibit B enclosed herewith.

② **Material events after the closing of last fiscal year on the part of Furukawa (as of December 14,2007)**

1. Execution of share purchase agreement regarding the sales of our US subsidiary's shares

Furukawa executed the share purchase agreement regarding the sales of all the shares issued by Optical Communication Products, Inc., Furukawa's US subsidiary which manufactures optical components, owned by Furukawa, to Oplink Communications, Inc., on April 23, 2007, and the sales was completed on June 6, 2007.

(Summary of Sales)

1. Number of shares sold: 66,000,000
2. Revenue: 99 million US dollars

   Among total revenue, we received 84 million US dollars (85%) in cash and the remaining 15% portion by Oplink Common Shares (857,258 shares).
3. Profit: approximately 1.1 billion Japanese Yen (on non-consolidated base)

2. Execution of share exchange agreement in which Furukawa's subsidiary will be its wholly-owned subsidiary and corporate division agreement in which such subsidiary will succeed a part of Furukawa's business

On July 27, 2007, Furukawa executed with Furukawa AS (i) Stock Exchange Agreement in which Furukawa Automotive Parts Inc. (whose name was amended as Furukawa Automotive Systems Inc. ("Furukawa AS") on October 1, 2007), and (ii) Corporate Division Agreement in which Furukawa AS will succeed Furukawa's automotive parts business. Stock Exchange was completed on September 14, 2007, and Corporate Division was completed on October 1, 2007.

3. Repurchase of treasury stock

In accordance with Section 156 and Section 165, Paragraph 3 of Corporate Act, Furukawa repurchased its treasury stock as follows:

1. Stock repurchased: Common Stock
2. Number of stock repurchased: 8,941,000
3. Total amount of repurchase: 4,999,668,000 Japanese Yen

4. Period of Repurchase: August 31, 2007 through September 7, 2007
5. Method of Repurchase: market buying at Tokyo Stock Exchange

Proposal 2: Partial Amendments to the Articles of Incorporation

1. Reason for the Amendment

Since Furukawa becomes the sole shareholder of the Company on April 1, 2008, the effective date of the said share exchange, upon the approval of the Proposal 1 (Approval of the Share Exchange Agreement between the Company and The Furukawa Electric Co., Ltd.), there will be no need for the provision of the record date for the ordinary general meeting of shareholders.

Accordingly, subject to the approval of the Proposal 1, the current article 11 of the Articles of Incorporation will be deleted in its entirety and the article numbers will be adjusted with this deletion.

2. Amendment

(The underlined is subject to the amendment)

Current Articles of Incorporation	Amendment
(Record Date) Article 11. Shareholders entered or recorded on the last shareholders registry as of March 31 of each year shall be entitled to exercise their rights at the corresponding ordinary general meeting of shareholders. In addition to the provisions of this Articles of Incorporation, the shareholders or registered pledges of shares entered or recorded on the shareholders registry as of the date, which is set by a resolution of the Board of Directors whenever necessary, and with an advance public notice, shall be entitled to exercise their rights.	(Deleted in its entirety)
Article 12 ~ (omitted) Article 44	Article 11 ~ (no amendment) Article 43

Proposal 3: Dividends from surplus

Furukawa becomes the sole shareholder of the Company on April 1, 2008, the effective date of the said share exchange, upon the approval of the Proposal 1 (Approval of the Share Exchange Agreement between the Company and The Furukawa Electric Co., Ltd.). Accordingly, we hereby propose the dividend distributed to the shareholders or registered pledgees of shares entered or recorded in the shareholders registry or beneficial shareholders registry as of the close of business on March 31, 2008, subject to the share exchange becoming effective and compliance with the applicable laws and regulations, including Article 461 of the Company Law of Japan providing for the distributable amount of dividends of surplus, as follows;

① Type of dividend

Cash dividend

② The total amount of dividends and its allocation

3.5 yen per each share of Company common stock

The total amount of the dividends shall not exceed 64,650,000 yen, which is obtained by multiplying the amount of dividend per each share above by the number of issued Company shares (excluding the treasury stocks held by Company).

③ Effective date of dividends

June 25, 2008

Exhibit A

Business Report of The Furukawa Electric Co., Ltd.

(from April 1, 2006 through March 31, 2007)

This "**Business Report of The Furukawa Electric Co., Ltd.**" is originally prepared in Japanese language and this document is the English translation of Japanese version prepared only for the convenience of foreign shareholders.

Business Report

(From April 1, 2006 through March 31, 2007)

I. Overview of business activities
(1) Overview and results of business activities for the term

During the fiscal year under review, the Japanese economy mostly enjoyed growth, although consumer spending remained comparatively weak. With the global economy generally strong, driven by rapid growth in China and modest expansion in the U.S. economy, corporate performance improved to boost capital investment and create a better employment situation.

In this environment, Furukawa Electric set up a new medium-term management plan entitled *Innovations 09* with a management vision of becoming a highly profitable company driven by technical innovation, characterized by creativity and possessing an international presence. This plan defines automotive, electronics, photonics and network solutions and environmental markets as priority areas and sets a target of reaching consolidated net sales of one trillion yen and consolidated operating income of 70 billion yen in the final fiscal year of the plan, namely fiscal 2009. In the term under review, based on this growth strategy, we invested in boosting production of copper strips for automotive and electronic applications and high-performance copper foil and reorganized our Chinese business bases to expand the automotive parts business in China.

Aiming to reduce interest bearing debt, to heighten capital efficiency and to raise the funds needed to invest in future growth, the Group made concerted efforts to cut back receivables and inventories. After the first half, we sold off the land and buildings of our former Shinagawa Works and other unwanted assets. And as part of the revision to our group management system, we reorganized and integrated subsidiaries to strengthen and enhance their business footing, to streamline their management and to slash administration costs.

Furukawa Electric has long had a management emphasis on corporate social responsibility (CSR). With the objective of upgrading the system for fulfilling our CSR through activities such as legal compliance, risk management and global environmental considerations and to contribute to the community and society in a unified and balanced manner, we introduced the new post of Chief Social Responsibility Officer (CSRO) and set up a CSR Division to control CSR activities.

During the fiscal year under review, demand for telecommunications-related products enjoyed a healthy turnaround. Electronic parts and automotive products earned strong sales. Prices of bare copper, aluminum and other metals are soaring. Our Group's consolidated net sales rose 26.6% year on year, to 1,104,709 million yen, achieving the final one trillion yen target set in *Innovations 09*. This achievement also reflects soaring bare metal prices, which pushed net sales upwards. We will continue to focus on sales, to achieve a real profit increase. With respect to our profitability, our five major segments, including the telecommunications segment, each posted profit gains. Consolidated operating income rose 43.3% from a year earlier, to 53,632 million yen, while consolidated recurring profit climbed 5.6%, to 49,589 million yen. They results easily surpassed the profit levels initially planned for the first year of *Innovations 09.* Despite 9,360 million yen in extraordinary losses arising partly from the disposal of fixed assets, an extraordinary gain of 17,758 million yen after the sale of real property resulted in consolidated net income after tax deductions reaching 29,765 million yen, an increase of 16.7% from the preceding fiscal year. As noted, the Group is working to slash interest-bearing debt. As of the end of the fiscal year being reviewed, outstanding consolidated interest-bearing liabilities amounted to 428,174 million yen, down 7,173 million yen from a year earlier.

Looking at non-consolidated results, the rise in bare copper prices led to higher product prices. The telecommunications segment and the electronics and automotive systems segment achieved healthy performances. Net sales stood at 500,436 million yen, an increase of 30.8% from the previous fiscal year. Operating income achieved a 24.1% year-on-year rise, to 14,123 million yen, and recurring profit was also up 15.4% year on year, to 16,173 million yen. Net income after tax deductions climbed 66.2% from a year earlier, to 15,555 million yen, with 30,026 million yen in extraordinary gains, including a 15,809 million yen special dividend derived from an income tax refund at a Canadian subsidiary and 12,128 million yen in gains on the disposal of fixed assets as well as an extraordinary loss of 14,575 million yen, including a loss on the revaluation of investment in affiliated companies.

The following sections describe the situation in each segment.

Telecommunications

The telecommunications segment enjoyed continued strength in demand from the FTTH-related markets. It achieved strong domestic and overseas sales on optical fiber cables. In the photonics and networking business, optical amplifiers suffered sluggish sales but domestic sales of FTTH-related optical components, fusion splicers, semiconductor laser equipment and routers were strong. American and European markets experienced growing demand for these products. Although their prices were generally on the decline, sales grew. This segment achieved consolidated net sales of 166,165 million yen, representing year-on-year growth of 16.1%. Up to the previous fiscal year, we had been taking measures to reform the business structure, and these initiatives now started to produce effect. In addition, we shifted production to overseas subsidiaries and took other steps to reduce costs and improve productivity. Consolidated operating income thus jumped to 11,320 million yen, 2.1 times the level attained in the previous year. OFS, one of our U.S. subsidiaries, achieved positive full-year operating income, attributable both to its efforts in preceding terms to improve the profit-and-loss balance account and soaring demand for optical fiber cables in the Western markets. Non-consolidated net sales were 78,893 million yen, up 8.1% from a year earlier.

Energy and Industrial Products

The energy and industrial products segment enjoyed rising sales of bare copper wires, attributable to continued economic growth and bare copper prices, which remained high. There was bullish demand for industrial electric wires. Dicing die bonding film (DDF) and other tapes for semiconductor manufacturing maintained strong sales. In addition, overseas demand increased for foamed products for liquid crystal display televisions. As a result, this segment boosted consolidated net sales 35.3% from the preceding fiscal year, to 294,269 million yen. In addition to this sales growth, we continued to incorporated the increment in raw material costs into product prices. Consolidated operating income rose 36.4% year on year, to 9,182 million yen, and non-consolidated net sales were up 36.0% from a year earlier, to 157,437 million yen.

Metals

The metals segment earned consolidated net sales of 193,867 million yen, with a 45.3% rise from the preceding fiscal year. While bare copper prices remained high, sales of strip products were strong for the digital equipment and consumer product market and for the semiconductor market. Plated products and copper foil also achieved robust sales. Demand for copper piping for air conditioning equipment was bolstered by growing overseas production of air conditioners, offsetting the downward trend in the domestic market. In the second half, the segment suffered a decline in demand for products, excluding automotive products and copper foil for batteries. However, productivity improved and there was an increase in demand in the first half. Consolidated operating income climbed 57.0% year on year, to 7,629 million yen, and non-consolidated net sales stood at 116,787 million yen, an increase of 46.9% from the previous fiscal year.

Light Metals

In the light metals segment, demand for plate materials for beverage cans slowed because of adverse weather conditions, while there were robust sales of various automotive materials. In the first half, production and inventory adjustment in the digital consumer products market led to a slump in demand for thick plates for LCD and semiconductor fabrication equipment. Later, this demand rallied, boosting sales volume. In addition, bare aluminum prices climbed. Consolidated net sales rose 13.8% from a year earlier, to 246,670 million yen. With high crude oil and raw material prices, allocation of production among plants was optimized for cost cutting and product prices were raised by the increment in production costs. We also promoted sales of high-margin products. Consolidated operating income reached 15,033 million yen, representing an 18.2% surge from a year earlier.

Electronics and Automotive Systems

The electronics and automotive systems segment saw strong sales of automotive components, including wire harnesses and steering roll connectors (SRCs) for airbags as well as on enamel wires for electronics components. Among electronics related products, heat sinks (heat dissipation components used in electronic devices) for game consoles recorded higher sales, while aluminum blank materials for memory discs and triple insulated wires for mobile phones also enjoyed brisk demand. Another positive factor was the surge in bare copper prices. Consolidated net sales were up 23.6% from the preceding fiscal year, to 240,943 million yen. Consolidated operating income stood at 8,716 million yen, with 45.7% growth from a year earlier, after fixed costs were curtailed and the rise in raw materials prices was added to product prices. Non-consolidated net sales climbed 29.6% year on year, to 142,528 million yen.

As mentioned above, the automotive parts business in this segment reorganized automotive wire harness and parts operations in the promising Chinese market and sought to win new consumers and more product orders in China.

In October 2006, the reflow soldering equipments business in this segment was soled and transferred to Tamura Furukawa Machinery Co., Ltd., a joint company between Furukawa Electric and Tamura FA System Corporation.

The stock of FCM Co., Ltd., a subsidiary within this segment engaging manufacturing and sale of metal plated products, was listed on the Hercules market of Osaka Stock Exchange on February 28, 2007 with a view towards further business expansion.

Services and Others

The services and others segment engages in data processing, software development, logistics and outsourced operations to support different businesses in our Group. This segment attained consolidated net sales of 40,212 million yen, rising 12.9% from the preceding fiscal year. Consolidated operating income was 1,609 million yen, with a 21.8% year-on-year surge. Non-consolidated net sales increased 12.4% from the previous fiscal year, to 4,789 million yen.

Consolidated Net Sales and Operating Income by Segment

Segment	Net sales (million yen)	Change from previous fiscal year (million yen)	Operating income (million yen)	Change from previous fiscal year (million yen)
Telecommunications	166,165	23,096	11,320	5,960
Energy and Industrial Products	294,269	76,786	9,182	2,452
Metals	193,867	60,474	7,629	2,770
Light Metals	246,670	29,886	15,033	2,318
Electronics and Automotive Systems	240,943	46,053	8,716	2,734
Services and Others	40,212	4,582	1,609	-449
Elimination and	-77,419	-8,706	140	416

Corporate assets				
Total	1,104,709	232,173	53,632	16,202

(2) Group capital expenditures

(i) Key capital investments

During the fiscal year under review, our Group made capital investment totaling 41,833 million yen. Investment was in the following:

1) Major facilities completed during the fiscal year under review

- Expansion of facilities for manufacturing foamed sheets (by the energy and industrial products segment of Furukawa Electric)
- Expansion of facilities for manufacturing copper strips (by the metals segment of Furukawa Electric)
- Expansion of facilities for aluminum extrusion and manufacturing (by Furukawa-Sky Aluminum Corporation)

2) Construction and expansion of major facilities underway during the fiscal year being reviewed

- Expansion of facilities for manufacturing semiconductor tapes (by the energy and industrial products segment of Furukawa Electric)
- Expansion of facilities for manufacturing foamed sheets (by the energy and industrial products segment of Furukawa Electric)
- Expansion of facilities for manufacturing enamel wires (by the electronics and automotive systems segment of Furukawa Electric)
- Expansion of facilities for manufacturing copper strips and plated products (by the metals segment of Furukawa Electric)
- Expansion of facilities for manufacturing copper foil products (by Furukawa Circuit Foil CO., Ltd. and Circuit Foil Taiwan Corporation)
- Replacement of the roller motor with an alternate current model (by Furukawa-Sky Aluminum Corporation)
- Expansion of facilities for melting and casting aluminum (by Furukawa-Sky Aluminum Corporation)

(ii) Sale, removal and loss of key fixed assets

- Sale of land and buildings of former Shinagawa Works (by Furukawa Electric)

(3) Financing Situation

Our Group raised the necessary funds for the fiscal year under review not merely from its own internal sources but from short- and long-term loans from financial institutions, the issuing of corporate bonds and commercial paper, sale of real estate and other assets and corporate income tax refunds in Canada. Our long-term loans include 3.0 billion yen worth of loans based on environmental ratings from the Development Bank of Japan. These loans are offered at a preferential interest rate to those companies that are recognized as adequately addressing environmental concerns.

(4) Issues to be addressed by the Group

In the foreseeable future, the Japanese economy should continue to grow at a moderate pace. Some causes for concern can be identified, however, such as a prolonged rise in oil prices and bare copper, aluminum and other metal prices and a possible slowdown in the U.S. economy.

To realize the growth strategy devised in the medium-term management plan *Innovations 09*, the Group will continue to make active investments and boost its expertise in materials in key areas, namely electronics and automotive systems, photonics and network solutions and the environment, to develop products capable of achieving world-leading market shares and build high margin businesses. We will also address the key management challenge of reducing interest-bearing liabilities. To minimize the impact of soaring bare metal prices, we will strive to slash inventories and receivables and improve capital efficiency. In addition, we will reorganize and integrate our businesses and affiliated companies to stimulate growth. We will also focus on human resource development, so that we have teams capable of managing global expansion.

With the submission of international control reports under the so-called J-SOX Law required from the fiscal year ending March 2009, we have a project team now building the necessary framework. Accompanying the bolstering of our CSR promotion system, we will use the opportunity to better implement statutory compliance and risk management and to construct an effective Group-wide internal control system for maintaining and enhancing our corporate value.

This October, we will for the first time be organizing a Furukawa Electric Group technology show to be called *Furukawa Innovation Expo 07*. This fair will showcase our entire Group's excellence in materials and technology and other strengths and characteristics, so that visitors can understand our Group's overall capabilities. We also anticipate that it will provide us with an opportunity to discover or rediscover opportunities for new business and innovations.

On a consolidated basis, we achieved our third consecutive year of increase in sales and profit. This primarily reflected climbing raw material prices and rallying telecommunications-related demand, which was recovering after a severe setback following the bursting of the telecom bubble. Still, we are not by any means prepared to relax. Our Group remains committed to achieving the targets set out in *Innovations 09*.

We look forward to the continued support and guidance from our shareholders as we pursue these targets.

[Note]

As explained above, the consolidated sales target of one trillion yen determined in *Innovations 09* has already been achieved. In light of recent business circumstances, we performed a review and consequently revised the final targets of consolidated sales, ROA and total asset turnover as follows.

	Former targets	New targets	Remark
Consolidated net sales	1 trillion yen	1.25 trillion yen	
Consolidated operating income	70 billion yen	70 billion yen	Unchanged
ROE	11.0%	11.0%	Unchanged
ROA (on operating income basis)	7.0%	6.2%	
Total asset turnover	1.0	1.1	
D/E ratio	1.3	1.3	Unchanged

(5) Changes in business outcomes and assets

(i) Changes in Group business outcomes and assets

Category	182nd term Fiscal 2003	183rd term Fiscal 2004	184th term Fiscal 2005	185th term (Current term) Fiscal 2006
Net sales (million yen)	739,867	775,894	872,535	1,104,709
Operating income (million yen)	-3,161	23,736	37,430	53,632
Ordinary income (million yen)	-15,774	16,174	46,966	49,589
Net income (million yen)	-140,128	15,805	25,508	29,765
Net income per share (yen)	-213.77	24.11	36.94	42.16
Total assets (million yen)	1,110,666	991,358	1,052,256	1,096,708
Net assets (million yen)	166,939	175,845	223,243	316,302

[Note] Effective from the 185th fiscal year ended March 31, 2007, Furukawa Electric and its domestic subsidiaries have applied "Accounting Standards for Presentation of Net Assets (Accounting Standard No. 5 dated December 9, 2005) and "Implementation Guidance for Accounting Standards for Presentation of Net Assets (Implementation Guidance of Accounting Standards No. 8 dated December 9, 2005).

(ii) Changes in Company business outcomes and assets

Category	182nd term Fiscal 2003	183rd term Fiscal 2004	184th term Fiscal 2005	185th term (Current term) Fiscal 2006
Net sales (million yen)	381,282	341,077	382,468	500,436
Operating income (million yen)	-753	-1,888	11,381	14,123
Ordinary income (million yen)	-2,594	872	14,017	16,173
Net income (million yen)	-136,229	10,810	9,360	15,555
Net income per share (yen)	-207.80	16.49	13.53	22.03
Total assets (million yen)	662,731	559,652	588,262	612,880
Net assets (million yen)	126,936	129,863	158,877	166,832

[Note] Effective from the 185th fiscal year ended March 31, 2007, Furukawa Electric and its domestic subsidiaries have applied "Accounting Standards for Presentation of Net Assets (Accounting Standard No. 5 dated December 9, 2005) and "Implementation Guidance for Accounting Standards for Presentation of Net Assets (Implementation Guidance of Accounting Standards No. 8 dated December 9, 2005).

(6) Main Subsidiaries (as of March 31, 2007)

Company name	Capital	% of the FEC's share	Scope of business
Furukawa-Sky aluminum Corp.	16,528 million yen	53.00%	Manufacture and sales of aluminum products
Nippon Foil Mfg. Co., Ltd.	1,924 million yen	40.87%	Manufacture and sales of aluminum products
Riken Electric Wire Co., Ltd.	1,870 million yen	63.92%	Manufacture and sales of electric cables and plastic products
Furukawa Engineering & Construction, Inc.	1,817 million yen	58.36%	Design and construction of electric, architectural, civil engineering
Furukawa Battery Co., Ltd.	1,640 million yen	58.26%	Manufacture and sales of batteries
Furukawa Automotive Parts, Inc.	1,000 million yen	97.80%	Manufacture of automotive harnesses
Circuit Foil Japan Co., Ltd.	720 million yen	100%	Manufacture of electrolytic copper foil products
Furukawa Sangyo Kaisya, Ltd.	700 million yen	100%	Sales of electric cables, non-ferrous metal products
FCM Co., Ltd.	687 million yen	56.07%	Manufacture and sales of plated copper products
Furukawa Industrial Cable Co., Ltd.	450 million yen	100%	Manufacture of electric cables
Okumura Metals Co., Ltd.	310 million yen	100%	Manufacture and sales of aluminum products and copper

			products
Furukawa Logistics Corp.	292 million yen	100%	Logistics services
Furukawa Elecom Co.	98 million yen	100%	Sales of electric cables
OFS Fitel, LLC	2,150 million US dollars	100%	Manufacture and sales of optical fiber and assemblies
Furukawa Electric North America, Inc.	15 million US dollars	100%	The investment company in the U.S.
Furukawa Industrial S.A. Produtos Eletricos	124 million Brazilian real	85.10%	Manufacture and sales of optical fiber cables
Shenyang Furukawa Cable Company Ltd	169,934 thousand Chinese Yuan	100%	Manufacture and sales of electric wires
Furukawa Metal (Thailand) Public Co., Ltd.	480 million Thai baht	44.00%	Manufacture and sales of copper tubes
Trocellen GmbH	8,500 thousand Euro	60%	Manufacture and sales of foamed plastics
Furukawa Electric Singapore Pte. Ltd.	3 million US dollars	100%	Sales of electric cables, electric wires, coiled wires and copper products
P.T.Tembaga Mulia Semanan	18,367 million Indonesian Rupiah	42.42%	Manufacture and sales of copper rod

[Note] The figures in the bracket include the ratio of indirectly ownership.

i) Sale of Company's business

In October, 2006. Furukawa Electric sold and transferred its reflow soldering equipment business to TAMURA FURUKAWA MACHINERY CORPORATION (joint company between Furukawa Electric and TAMURA FA System Corporation)

ii) Acquisition of other company business

On October 1, 2006, OFS BrightWave, LLC. merged with and into OFS Fitel, LLC. (Both companies were the wholly owned, including indirect ownership, subsidiaries of Furukawa Electric).

Along with the group management revision strategy, 4 merger transactions effective on April 1, 2007 were conducted among wholly owned, including indirect ownership, subsidiaries of Furukawa Electric as follows;

【Surviving Company】	【Ceasing Company】
Furukawa Elecom Co., Ltd.	*Fuji Rekkusu Company*
Furukawa Industrial Plastics Co., Ltd.	*Kyusyu Efurekkusu Company*
The Zaiko Co., Ltd.	*Kyuuko Material Company*
Furukawa Life Service Inc.	*Koei Sangyo Company* and *Furukawa Denko Asahi Kaihatsu Company*

iii) Acquisition of shares of other company

To reorganize our automotive parts business in China, Furukawa Electric acquired the 30% shares of F URUKAWA GP AUTO PARTS (HK) Ltd. from GP Industries Limited and its percentage of ownership increased to 80%.

(7) Scope of major businesses (as of March 31, 2007)

Division	Scope of major businesses
Telecommunications	Optical fibers and Cables, Optical components, Optical fiber cable accessories and installations, Network equipment, etc.
Energy and Industrial Products	Bare wires, Aluminum wires, Insulated wires, Power Cable, Power transmission cable accessories and installations, Plastic products such as power cable conduit material and foam sheet, and thermoelectric products, etc
Metals	Copper pipes, Wrought copper products such as copper strips, Electrolytic copper foil, Shape memory alloys and other processed copper products, etc.
Light Metals	Aluminum sheets, Extruded aluminum products, Cast and forged products, etc.
Electronics and Automotive Systems	Battery products, Automotive components and electrical wire, Magnet wire, Heat sinks, Aluminum circuit boards for memory discs, Electronic component materials, etc.
Services and Others	Logistics, information, Real estate and various other services, etc.

(8) Main offices and plants (as of March 31, 2007)

(i) The Furukawa Electric Co., Ltd

- Head office: 2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
- Branch offices: Kansai Branch Office (Osaka), Chubu Branch Office (Nagoya), Kyushu Branch Office (Fukuoka)
- Plants: Chiba Plant (Ichihara, Chiba Pref), Nikko Plant (Nikko, Tochigi Pref), Hiratsuka Plant (Hiratsuka, Kanagawa Pref), Mie Plant (Kameyama, Mie Pref) Osaka Plant (Amagasaki, Hyogo Pref)
- Research Laboratory: Yokohama R&D Laboratory (Yokohama)

(ii) Subsidiaries

Manufacturing and Sales Subsidiaries

Furukawa-Sky aluminum Corp. (Head office: Chiyoda-ku, Tokyo, Plant: Sakai city, Fukui pref., Fukaya city, Saitama pref.), Nippon Foil Mfg. Co., Ltd. (Head office: Chiyoda-ku. Tokyo, Osaka city, Plant: Shimotuga-gun, Tochigi pref., Kusatsu city, Shiga pref.) ,Riken Electric Wire Company Limited (Head office: Chuo-ku, Tokyo, Plant: Niigata city, Niigata pref.), Furukawa Industrial Cable Co., Ltd. (Head office: Arakawa-ku, Tokyo, Plant: Hiratsuka city, Kanagawa pref., Kofu city, Yamanashi pref.), Furukawa Battery Co., Ltd. (Head office: Yokohama city, Plant: Nikko city, Tochigi pref., Iwaki city, Fukushima pref.), Furukawa Automotive Parts, Inc. (Head office and Plant: Inukami-gun, Shiga pref.), FCM Co., Ltd. (Head office and Plant: Osaka city), Circuit Foil Japan Co., Ltd. (Head office and Plant: Nikko city, Tochigi pref.), Okumura Metals Co., Ltd. (Head office:

Osaka city, Plant: Tanba city, Hyogo pref., Ritto city, Shiga pref.), OFS Fitel, LLC (USA), Furukawa Metal (Thailand) Public Co., Ltd. (Thailand), P.T. Tembaga Mulia Semanan (Indonesia), Trocellen GmbH (Germany)

Sales Subsidiaries and others

Furukawa Engineering & Construction, inc. (Head office: Ota-ku, Tokyo), Furukawa Sangyo Kaisya, Ltd. (Head office: Chuo-ku, Tokyo), Furukawa Elecom Co. (Head office: Chiyoda-ku, Tokyo), Furukawa Logistices Corp. (Head office: Chiyoda-ku, Tokyo), Furukawa Electric North America, Inc. (USA), Furukawa Electric Singapore Pte. Ltd. (Singapore)

(9) Employee Data (as of March 31, 2007)

1) FEC Group

Division	Number of employees	Changes from the end of previous term
Telecommunications	5,861 (1,004)	1,491 (-12)
Energy and Industrial Products	3,715 (408)	267 (14)
Metals	2,946 (920)	318 (8)
Light Metals	3,210 (0)	8名 (0)
Electronics and Automotive Systems	17,125 (753)	4,292 (-114)
Services and Others	2,098 (948)	- 22 (-213)
total	34,955 (4,033)	6,354 (-317)

[Note] 1. The above figures do not include the number of the temporary workers and temporary transferred workers to the other Company other than FEC Group.

2. The figure in the bracket is the number of employees of Furukawa Electric.

2) Furukawa Electric

Number of employees	Average age	Average years in service
4,033	40.9	18.9

[Note] The above figures do not include the number of the temporary workers and temporary transferred workers to the other Company.

(10) Main loan creditor (as of March 31, 2007)

Name of creditor	Amount of loan credit (¥ in million)
Mizuho Corporate Bank, Ltd.	98,576
Asahi Mutual Life Insurance Co.	31,751
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	29,435

(11) Important matters concerning a corporate group formed after the end of fiscal year

On April 23, 2007, Furukawa Electric executed an agreement with Oplink Communications Inc., a U.S. company engaged in the manufacture of optical components, to sell all 66 million common shares of Optical Communications Products, Inc. (OCP) owned by Furukawa Electric to Oplink for nearly 99 million U.S. dollars. OCP is another manufacturer of optical components based in the United States. The OCP shares to be transferred under this deal account for around 58% of its total issued shares.

Completion of the procedures required under U.S. antimonopoly legislation is among the conditions precedent of this contract. Once this transfer is executed, OCP will depart from our corporate Group and will become a subsidiary of Oplink. Of the 99 million U.S. dollars for the share transfer, 85% will be paid in cash and the remainder as common shares of Oplink. This means that we will be a shareholder of Oplink and we will be able to benefit from the synergy that could be produced after OCP becomes a subsidiary of Oplink.

2. Shares (as of March 31, 2007)

(1) Stockholders' Equity

Class of share	Total number of shares to be issued by the company	Total number of outstanding shares	Number of stockholders
Common Stock	2,500,000,000	706,183,179	66,446
Preferred Stock	50,000,000	—	—
Deferred Stock	46,000,000	—	—

(2) Major top 10 shareholders of the Company and the Company's capital contributions to such shareholders.

Name of major shareholders	Shareholder's investment in the Company	
	Number of shares	Shareholding ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	34,485,000	4.88
Japan Trustee Services Bank, Ltd. (Trust Account 4)	25,994,000	3.68
Japan Trustee Services Bank, Ltd. (Trust Account)	24,694,000	3.50
Trust & Custody Services Bank, Ltd(Mizuho Trust & Banking; Employee Retirement Benefit Trust, Mizuho Bank Account)	22,928,250	3.25
Asahi Mutual Life Insurance Co.	16,050,000	2.27
Furukawa Co., Ltd.	13,290,455	1.88
Individually operated designated money trust entrusted to Mitsui Asset Trust and Banking Company, Limited, One Account	12,195,000	1.73
Nippon Life Insurance Co.	11,895,000	1.68
Nomura Securities Co.,Ltd.	11,395,000	1.61
Fuji Electric Holdings Co., Ltd.	11,000,000	1.56

[Note] 1. The Company holds 118,106 shares of treasure stock, they are excluded from the capital positions of the above shareholding ratio.

2. Although not mentioned in the above table, Asahi Mutual Life Insurance Company has placed 10,500,000 shares in a retirement benefits trust.
Although not mentioned in the above table, Furukawa Co., Ltd. has placed 10,919,000 shares in a retirement benefits trust.

3. Stock options

The following table summarizes the stock option granted to the current directors by Company as of March 31, 2007.

(1) Stock Options under article 280-20 and 280-21 of previous Company Law.

		Options granted upon the resolution of Company's 180th ordinary general shareholders' meeting (June 27, 2002)	Options granted upon the resolution of Company's 181st ordinary general shareholders' meeting (June 27, 2003)
Total number of stock options		510	335
Title of class		Common stock	Common stock
Total number of shares underlying options		510,000	335,000
Issue price (yen)		Free of charge	Free of charge
Exercise price (yen)		533	333
Exercise period		From July 1, 2004 to June 30, 2008.	From July 1, 2005 to June 30, 2009.
Conditions of exercise		- Exercisable within two years after the retirement from the Company's director. - Exercisable by heir in case of death of a grantee.	- Exercisable within two years after the retirement from the Company's director or vice president. - Exercisable by heir in case of death of a grantee.
Current Directors holding options	Directors (excluding outside directors)	Number of directors 6 directors Number of options 230 options Number of shares underlying above options 230,000 shares	Number of directors 6 directors Number of options 295 options Number of shares underlying above options 295,000 shares
	Outside directors	—	Number of directors 1 director

			Number of options 10 options Number of shares underlying above options 10,000 shares

[Note] "Accounting Standards for Stock Option (Accounting Standard No. 8 dated December 27, 2005)" and "Implementation Guidance for Accounting Standards for Stock Option (Implementation Guidance of Accounting Standards No. 8 dated December 9, 2005)" do not apply to the above stock option.

(2) Stock subscription rights awarded as stock option under Article 280-19 of Company Law before amendment of 2001

		Options granted upon the resolution of Company's 179th ordinary general shareholders' meeting (June 28, 2001)
Title of class		Common stock
Total number of shares underlying options		760,000
Issue price (yen)		Free of charge
Exercise price (yen)		982
Exercise period		From July 1, 2003 to June 30, 2007.
Conditions of exercise		- Exercisable within two years after the retirement from the Company's director - Exercisable by heir in case of death of a grantee
Current directors holding options	Directors (excluding outside directors)	Number of directors : 5 directors Number of shares underlying above options: 230,000 shares
	Outside directors	—

[Note] "Accounting Standards for Stock Option (Accounting Standard No. 8 dated December 27, 2005)" and "Implementation Guidance for Accounting Standards for Stock Option (Implementation Guidance of Accounting Standards No. 8 dated December 9, 2005)" do not apply to the above stock option.

3. Corporate Officers (as of March 31, 2007)

(1) Directors and auditors

Hiroshi Ishihara	President, Member of the Board, CEO and COO(Representative Director)
Hiroshi Wada	Senior Executive Vice President ,Member of the Board, Corporate Senior Executive Vice President, CAO
Atsushi Kitanoya	Senior Managing Director, Member of the Board, Corporate Executive Vice President, and President of the Electronics and Automotive Systems Company

Masao Yoshida	Senior Managing Director, Member of the Board, Corporate Executive Vice President, CMO and President of the Energy and Industrial Product Company
Kosaku Nakano (*)	Managing Director, Member of the Board, Corporate Senior Vice President, and CPO, CTO and General Manager Of Research & Development Dept.
Hideo Sakura	Managing Director, Member of the Board, Corporate Senior Vice President, CFO
Junnosuke Furukawa	Director, Senior Advisor
Tetsuo Yoshino	Outside Director
Takasuke Kaneko	Outside Director
Chikamasa Ujihira(*)	Director, Member of the Board, Corporate Vice President and President of the Metal Company
Yasuhiro Kamikura (*)	Director, Member of the Board, Corporate Vice President and President of the Telecommunications Company
Kiyoshi Takeuchi (*)	Auditor (Full-time)
Hiromasa Ogawa	Auditor (Full-time)
Yuzuru Fujita	Outside Auditor
Tadashi Kudo	Outside Auditor

[Note]

1. Mr. Tetsuo Yoshino and Takasuke Kaneko are the outside directors.
2. Mr. Yuzuru Fujita and Tadashi Kudo are the outside auditors.
3. Individuals indicated by asterisks above were elected at the 184th annual meeting of stockholders held on June 29, 2006 and have assumed their offices.
4. The following individuals retired from the offices at the end of the 184th annual meeting of stockholders held on July 29, 2006.

Director	Shiro Okuda
Auditor	Michitoyo Kurokawa
Auditor	Kaoru Yabuki

The below table sets forth the area of operation of each Chief Officer.

CAO	Legal Dept, Personal & General Affairs Dept., Group Business Administration Dept., Real Estate Development Dept.
CMO	Global Marketing Unit, Marketing Unit, Kansai Branch, Chubu Branch, Kyusyu Branch, Hokkaido Branch, Tohoku Branch, Chugoku Branch
CPO	Purchasing Dept., Plant & Facilities Dept., Quality Management Dept., Production Development Dept., Safety, Environment & Health Promotion Dept.
CTO	Research & Development Div., Patent & Licensing Dept.
CFO	Finance & Accounting Dept., Corporate Strategy Planning Dept.
CSRO	CSR Division

Corporate Vice Presidents

Corporate Executive Vice President	CEO and Chairman of OFS Fitel, LLC.	Katsuhiko Murota

Corporate Vice President	Head of Kansai Branch Office (including its Shikoku and Hokuriku Branch) and Chugoku Branch Office, and Asia region marketing chief	Ritsuo Ichii
Corporate Vice President	President of Furukawa Electric North America APD, Inc.	Syuji Hayashida
Corporate Vice President	General Manager of Plant & Facilities Dept.	Kazuo Kurihara
Corporate Vice President	General Manager of Group Business Administration Dept.	Kazuo Arita
Corporate Vice President	General Manager of Personal & General Affairs Dept.	Naoomi Tachikawa
Corporate Vice President	Vice President of Electronics and Automotive Systems Company and Head of Chubu Branch Office	Masahiro Yanagimoto
Corporate Vice President	General Manager of Automotive Parts Dept., and its Marketing Chief, Electronics and Automotive Systems Company	Yasufumi Osada
Corporate Vice President	General Manager of Industrial Product Dept., Energy and Industrial Product Company	Kiyosi Nakayama
Corporate Vice President	Vice President of Metals Company and its technical chief	Masafumi Chigusa
Corporate Vice President	CSRO and General manager of CSR Division and Export Security Administration Dept.	Tetsuya Sato

[Note] 1. Mr. Yasufumi Osada resigned as Corporate Vice President on April 1, 2007.

2. Mr. Masahiro Yanagimoto was assigned to the vice president of Electronics and Automotive Systems Company and general manager of Automotive Parts Division and Automotive Parts Sales Division.

(2) Compensation of Directors and Corporate Auditors

	Number of persons	Amount
Directors (outside directors)	11 (2)	389 million yen (13 million yen)
Auditors (outside auditors)	4 (2)	62 million yen (11 million yen)
Total (outside directors and outside auditors)	15 (4)	452 million yen (24 million yen)

[Note] 1. The above compensation amount for directors does not include 14 million yen paid to three employee directors (including the directors who was assigned or was retired during the term) based on their employment

2. Aggregated compensation amount for directors is limited up to 600 million yen and such amount for

auditors is limited up to 78 million yen, pursuant to the resolution of general shareholders meeting.

3. Amount for directors includes 89 million yen to be paid 8 office directors in May 2007 in the incentive compensation program.
4. Severance payments have been paid or are to be paid in accordance with the resolution of the Company's 184th ordinary general shareholders' meeting as follows.
   a) In addition to the amount in the above table, Company paid the severance to the directors who retired at the close of Company's 182nd ordinary general shareholders' meeting (June 29, 2005) and 184th ordinary general shareholders' meeting (June 29, 2006) as follows;

      To 9 directors : aggregate amount of 217 million yen

      To 4 directors ; aggregate amount of 21 million yen

   b) Company terminated its severance benefit program for retired directors and auditors as of the close of Company's 184th ordinary shareholders' meeting. Then entitled directors who were reelected and then entitled auditors who were during its term, at the said shareholders' meeting, will receive the payment under said program at the time of their actual retirement as follows;

      To 8 directors: aggregate amount of 418 million yen

      (14 million yen of this amount was paid in this term)

      To 3 auditors: aggregate amount of 6 million yen

      (1 million yen of this amount was paid in this term)

      Note: Above amounts paid in this term is reflected in the compensation amount in the above table.

5. In addition to the compensation amount in the above table, 7 directors (including 1 outside director) hold the stock options, which were granted in 2001, 2002 and 2003, as described in section 3 titled "Stock options".
6. In addition to the compensation amount in the above table, Company paid the 2 directors and 1 auditors who retired at the close of Company's 184th ordinary shareholders' meeting in the aggregate amount of 25 million yen (including 5 million yen compensation for this term).

(3) Information about Outside Directors and Auditors

1) Outside Directors and Auditors who is serving as other company's managing director

i) Outside Directors

Mr. Tetsuo Yshino is the Chairman of the Board of Directors and Representative Director of Furukawa Co., Ltd.

ii) Outside Auditors

Mr. Yuzuru Fujita is the President of Asahi Mutual Life Insurance Co. Asahi Mutual Life Insurance Co. is a main loan creditor of the Company.

2) Outside Directors and Auditors who is also serving as other company's outside directors or auditor

i)Outside Directors

Mr. Tetsuo Yoshino is the outside auditor of Tohpe Corporation.

Mr. Takasuke Kaneko is the outside auditor of Kobe Steel, Ltd.

ii) Outside Auditors

Mr. Yuzuru Fujita is the outside director of Fuji Kyuko Co., Ltd. and the outside auditor of Adeka Corporation., The Yokohama Rubber Co., Ltd., Zeon Corporation, Nippon Express Co., Ltd., Fuji Electric Holdings Co., Ltd., and Nippon Light Metal Company, Ltd.

Mr. Tadasshi Kudo is the outside director of Fuji Electric Holdings Co., Ltd. and Meiji Seika Kaisya, Ltd. and the outside auditor of Itochu Corporation.

(3) Outside officers

Major activities of outside officers

Category	Name	Attendance	Comments and Remarks
Outside Directors	Tetsuo Yoshino	20 meetings of the Board of Directors	Made a positive contribution by demonstrating his knowledge on the judgment criteria concerning business management, market trends and environmental issues, based on his extensive knowledge and experience as manager of a nonferrous metal manufacturer.
	Takasuke Kaneko	23 meetings of the Board of Directors	Made a positive contribution mainly by questioning the details of proposed business plans, investment and risk management and showing examples of risk aversion methods, based on his experience serving financial institutions as a manager and on his extensive knowledge.
Outside Corporate Auditors	Yuzuru Fujita	16 meetings of the Board of Directors 8 meetings of the Board of Auditors	Made a positive contribution at meetings of the Board of Directors chiefly by discovering the risks involved in proposed investments and the management of group companies and examining the feasibility of plans, based on his extensive knowledge and experience as a manager of a financial institution and as an outside officer for other companies and from the perspective of risk control and an institutional investor. Made a positive contribution to the Board of Auditors by commenting on the desirable approach for auditing the readiness for internal control and on the policy for dismissing or not reappointing accounting auditors.
	Tadashi Kudo	19 meetings of the Board of Directors	Made a positive contribution to the Board of Directors by providing relevant criteria and perspectives for evaluating businesses and by

		7 meetings of the Board of Auditors	calling for further improvements in the group management system in response to proposed investments, annual plans and system upgrades, based on his extensive experience and knowledge as a manager of a financial institution and an outside officer of other companies. Made a positive contribution to the Board of Directors by commenting favorably on developing the information disclosure system, including compliance with the Financial Product Transaction Law and on the need to step up safety and environmental measures.

[Note] During the fiscal year under review, there were a total of 25 meetings of the Board of Directors and eight meetings of the Board of Auditors.

(4) Outline of the limited liability agreements

Furukawa Electric has agreements to limit liabilities under Paragraph 1, Article 423 of the Corporation Law with outside directors Tetsuo Yoshino and Takasuke Kaneko and Outsider Corporate Auditors Yuzuru Fujita and Tadashi Kudo. The upper limit of liabilities under this agreement is either the amount of 7 million yen or the statutory lower limit, whichever is the higher.

4. Accounting Auditor

(1) Name of accounting auditors

- Nihombashi Corporation
- MISUZU Audit Corporation

(2) Remuneration of accounting auditors to be paid

	Nihombashi Corporation	MISUZU Audit Corporation
(i) Total amount of monetary and other property benefits to be paid by Furukawa Electric and its subsidiaries	13 million yen	167 million yen
(ii) Of the amount stated in (i) above, remuneration for auditing services stipulated in Paragraph 1, Article 2 of the Certified Public Accountant Law	13 million yen	147 million yen
(iii) Of the amount stated in (ii) above, remuneration to be paid by Furukawa Electric to the accounting auditor	6 million yen	28 million yen

[Note] The auditing agreement executed by Furukawa Electric and its subsidiaries with each of the accounting auditors makes no distinction between the amount of remuneration payable to the accounting auditor under the Corporation Law and the amount of remuneration for auditing under the Securities Exchange Law. The amounts shown in (ii) and (iii) above include the amount of remuneration for auditing under the Securities Exchange Law.

Among the key subsidiaries of Furukawa Electric, Riken Electric Wire Co., Ltd. and eight others are subject to auditing (limited to that which is conducted under the Corporation Law, the Securities Exchange Law or any overseas law or regulation equivalent to any of these Japanese laws) performed by certified public accountants or auditing companies other than the accounting auditor of Furukawa Electric (including those with an overseas qualification equivalent to any of these Japanese qualifications; hereinafter referred to as "auditing entities"). Furukawa Battery Co., Ltd., Furukawa Engineering & Construction, Inc. and five other companies employ auditing entities other than Nihombashi Corporation as an accounting auditor performing joint auditing with MISUZU Audit Corporation.

(3) Non-auditing service

Furukawa Electric pays to its accounting auditors compensation for their service of providing advice and guidance on internal control, which is a service other than stipulated in Paragraph1, Article 2 of the Certified Public Accountant Law (non-auditing service).

(4) Policies on making decisions on dismissing or not reappointing accounting auditor

The Board of Directors and the Board of Auditors have determined the following policies on making decisions on dismissing or not reappointing accounting auditors.

(i) Board of Directors

The Board of Directors will include in the objectives of the General Shareholders' Meeting dismissing or not reappointing an accounting auditor with the agreement of the Board of Auditors or at the request, as mentioned below, of the Board of Auditors when it is deemed necessary for reasons such as an impediment to the accounting auditor's ability to fulfill its services.

(ii) Board of Auditors

The Board of Auditors will make a request to the Board of Directors to include in the objective of the General Meeting of Shareholders a proposal to dismiss or not reappoint an accounting auditor provided that it is deemed necessary for reasons such as an impediment to the accounting auditor's ability to fulfill its services.

If any accounting auditor is deemed to fall under any of the Items in Paragraph 1, Article 340 of the Corporation Law, the Board of Auditors will hold discussions to dismiss the accounting auditor in the name of the Board of Auditors and with the approval of all Corporate Auditors. In this event, the auditor designated by the Board of Auditors will report the dismissal of the accounting auditor and the reason for the dismissal at the first General Meeting of Shareholders held after the dismissal takes place.

(5) Service suspension faced by an accounting auditor

As mentioned above, MISUZU Audit Corporation, the new name adopted by ChuoAoyama PricewaterhouseCoopers on September 1, 2006, was subject to suspension of business for two months from July 1 to August 31, 2006, on the order of the Financial Services Agency on May 10, 2006.

5. The Company's Systems and Policies

(1) Systems for ensuring compliance of directors' execution of duties with laws, regulations and the Articles of Incorporation and soundness of other operations

Furukawa Electric has set out the following basic policy on the *establishment of systems necessary to ensure soundness of operations of stock companies*, as stipulated in Item 6, Paragraph 4, Article 362 of the Corporation Law and in Paragraphs 1 and 3, Article 100 of the Enforcement Regulations of the Corporation Law.

<Basic Policy>

Furukawa Electric Co., Ltd. and its Group will operate its businesses in a manner that flexibly responds to changes in the operating environment and in the market in pursuit of quicker decision making and greater management efficiency. The Group will also adopt the following policies and systems to maintain and improve the soundness of management and to increase corporate value.

(i) Systems for ensuring compliance of the execution of duties by directors and employees with laws, regulations and the Articles of Incorporation

(First part of Item 6, Paragraph 4, Article 362 of the Corporation Law and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law (hereinafter referred to as "the Regulations")

- The Furukawa Electric Group Charter of Corporate Conduct shall serve as a basic principle on ethics and statutory compliance. In accordance with the Regulations on Compliance, the president shall assume final responsibility for compliance and the Compliance Committee shall play a central role in promoting compliance activities, including internal education and inspection of statutory violation.
- To enable early discovery of and correction to compliance infringements, active use shall be made of the whistle blowing system. In response to any notice of suspected violation, the Compliance Committee shall promptly take the appropriate action consistent with the protection of the whistle blower and submit a report to the Board of Directors as appropriate.
- Serving as the section for internal auditing, the Auditing Division shall monitor the execution of duties in individual segments, verify whether the international control framework including the internal control system is operating properly and report the findings to the management team.

(ii) Systems for storage and control of information on directors' execution of duties

(Item 1, Paragraph 1, Article 100 of the Regulations)

- Records and documents relating to critical decisions made by the Board of Directors and under the *ringi* decision-making system shall be stored in accordance with the Regulations on Document Storage and other internal regulations.
- Information relating to directors' execution of duties shall be controlled in accordance with the Basic Regulations on Information Security and other internal regulations and appropriately treated from the perspective of its importance as information assets and necessity of protection.

(iii) Regulations and other systems relating to control of possibilities of making losses (hereinafter referred to as "risks")

(Item 2, Paragraph 1, Article 100 of the Regulations)

- When any critical decision is made by the Board of Directors or under the *ringi* system, any risk that may be expected to be associated with the matter with which the decision is concerned shall be stated in materials and the decision shall be made after developing awareness of the risk. If any risk is recognized that may have a serious impact on Furukawa Electric, a system shall be established to ensure that its details and countermeasures against it are reported to the Board of Directors as needed.
- Risk control conducted by individual divisions that perform business operations shall be subject to internal audit performed by the Auditing Division. The findings thereof shall be periodically reported to the Board of Directors.
- To build a more systematic and infallible risk control system, a Risk Management Committee consisting of the president, company presidents and chief operating officers shall be set up under the Board of Directors to establish a framework for examining overall risks associated with the operations of the Group and assessing the appropriateness of the evaluation of control methods. In addition, internal regulations shall be instituted with respect to the risk control system and the control method.
- For those risks considered of great importance, such as those associated with quality control, a safe environment and information security, a special committee shall be set up to comprehensively strengthen the risk control system.

(iv) Systems for ensuring effectiveness of directors' execution of duties

(Item 3, Paragraph 1, Article 100 of the Regulations)

- The medium-term management plan and the single-year budget shall set specific targets. Company presidents and chief operating officers shall execute their duties to attain the target and report the progress to the Board of Directors on a regular basis. The evaluation for remuneration and other purposes shall appropriately reflect the result.
- The standards for referring matters to the Board of Directors and the *ringi* system for making decisions shall be established in detail and specifically. The Regulations on Duties, Powers and the Like of Operating Officers shall ensure a clear allocation of duties and powers to company presidents and chief operating officers.
- In accordance with the Basic Regulations on Division of Duties, a system shall be established to ensure that the allocation of duties to division managers is constantly revised in response to the organizational change.

(v) Systems for ensuring the soundness of operations of the Group, consisting of Furukawa Electric and its subsidiaries

(Item 5, Paragraph 1, Article 100 of the Regulations)

- In accordance with the Regulations on Group Management Control, administrative managers of individual subsidiaries shall be appointed to understand their business conditions and to offer management guidance to subsidiaries. Predetermined matters shall require approval of Furukawa Electric.
- Part-time officers shall be dispatched to major subsidiaries to monitor their overall management status, including compliance and risk control. The Auditing Division shall perform an audit of subsidiaries from the standpoint of the auditing section of their parent company.

(vi) Provisions concerning assistant employees requested by Corporate Auditors for assistance in their duties

(Item 1, Paragraph 3, Article 100 of the Regulations)

- At the request of a Corporate Auditor for any assistant employee, appropriate personnel shall be appointed after consultation with the corporate auditor.
- The assistant employee shall be appointed as *assistant to the corporate auditor* by an order of appointment and shall assist the corporate auditor in fulfilling his or her duties and in operating the Board of Auditors.

(vii) Provisions concerning independence of the employees stipulated in the preceding item from directors (Item 2, Paragraph 3, Article 100 of the Regulations)

- Pursuant to the Internal Regulations on Assistant Employees to Corporate Auditors, assistant employees shall be guaranteed independence from directors. Transfer, appraisal, disciplinary action and other matters involving assistant employees shall require the approval of the Corporate Auditor.

(viii) Systems for reporting from directors and employees to Corporate Auditors and other systems relating to notification to Corporate Auditors
(Item 3, Paragraph 3, Article 100 of the Regulations)

- It shall be ensured that Corporate Auditors have constant access to any meeting or any material they deem necessary for auditing purposes.
- Directors or division managers shall report to Corporate Auditors the status of development and operation of internal control, compliance and risk control as appropriate.
- Directors or division managers shall provide swift notification to Corporate Auditors should they discover any fact with the potential to severely damage the Company or any critical fact that constitutes a breach of laws, regulations or the Articles of Incorporation committed by a director or a division manager, should they conduct an investigation into the notification under the whistle blowing system or should government authorities issue any caution or take disciplinary action against the company.

(ix) Other systems for ensuring effectiveness of auditing performed by Corporate Auditors
(Item 4, Paragraph 3, Article 100 of the Regulations)

- The Board of Auditors shall report its auditing policy and plan to the Board of Directors. They shall be made known throughout the entire Company. The status of auditing shall also be reported to the president and the Board of Directors on a regular basis.
- The standards for audits performed by Corporate Auditors shall be made known to directors and employees to deepen internal awareness and understanding of the importance of auditing performed by Corporate Auditors.
- The division responsible for internal audits shall be strengthened and it shall have closer ties with Corporate Auditors.
- When Corporate Auditors make any request for ensuring effectiveness of their audit, directors and employees shall respond sincerely.

(2) Basic policy on control of the Company and Countermeasures against Large-Scale Purchase of the Company Shares (Takeover Defense)

Furukawa Electric (the "Company" in this section) adopted the basic policy concerning control over the financial and operational policies of the Company, upon the resolution of the meeting of Board of Directors held on March 9, 2007.

To prevent an inappropriate party under the basic policy from controlling the financial and operational policies of the Company, The Company also adopted the rule for processes of countermeasure (hereinafter referred to as "the Plan") against the purchase of stock certificates and other securities (Note 3) of the Company for the purpose of increasing the ratio of voting rights (Note 2) of a certain shareholder group (Note 1) to 20% or more, or actions to purchase stock certificates and other securities of the Company that will increase the ratio of voting rights of a certain shareholders group to 20% or more (for both actions, except for those actions already approved by the Board of Directors of the Company, irrespective of the specific method of purchase such as a market transaction or tender offer. Such purchase action shall hereinafter be referred to as a "large-scale purchase," and a party conducting a large-scale purchase shall be hereinafter referred to as a "Large-Scale Purchaser"). Details are as follows.

The Plan shall come into effect subject to the approval of an ordinary general meeting of shareholders to be held in June 2007.

All corporate auditors attended the meeting of the Board of Directors at which the Plan was adopted and indicated that they would agree on the Plan on the condition that the specific operation of the countermeasure policy be conducted properly.

Note 1: "Certain shareholders group" means:

(i) A holder (including those considered holders under Article 27-23, Paragraph 3 of the Securities and Exchange Law ("the Law"). The same shall apply hereinafter) of stock certificates and other securities (meaning the stock certificates and other securities provided in Article 27-23, Paragraph 1 of the Law) of the Company and its joint holder(s) (meaning the joint holder provided in Article 27-23, Paragraph 5 of the Law and including those who are deemed joint holders under Paragraph 6 thereof. The same shall apply hereinafter.) or

(ii) A person who conducts the purchase, etc. (meaning the purchase, etc. provided in Article 27-2, Paragraph 1 of the Law and including purchases conducted in a securities market formed by a stock exchange) of stock certificates and other securities (meaning the stock certificates and other securities provided in Article 27-2, Paragraph 1 of the Law) of the Company and its special related party(s) (meaning the special related party provided in Article 27-2, Paragraph 7 of the Law).

Note 2: "Ratio of voting rights" means:

(i) The ratio of stock certificates and other securities owned by the holder (meaning the ratio of stock certificates and other securities owned provided in Article 27-23, Paragraph 4 of the Law. In this case, the number of stock certificates and other securities (meaning the number of stock certificates and other securities stipulated in this Paragraph. The same shall apply hereinafter.) owned by joint holders of the holder shall be added.) when the certain shareholders group falls under (i) of Note 1, or

(ii) The sum of the ratios of stock certificates owned by the purchaser and its special related parties (meaning the ratio of stock certificates owned provided in Article 27-2, Paragraph 8 of the Law) when the certain shareholders group falls under (ii) of Note 1.

With regard to the total number of voting rights (as stipulated in Article 27-2, Paragraph 8 of the Law) and the total number of shares issued (as provided in Article 27-23, Paragraph 4 of the Law) used for the calculation of each ratio of stock certificated, etc. owned, those written in a Annual Securities Report, a semi-annual report, or Status Report on Purchase of Company's Own Shares that was mostly recently submitted may be referred to.

Note 3: "Stock certificates and other securities" means the stock certificates and other securities defined in Article 27-23, Paragraph 1 or Article 27-2, Paragraph 1 of the Securities and Exchange Law.

[1] Basic policy concerning persons who control the financial and operational policies of the Company

The Company believes that the control of the financial and operational policies of the Company should rest with those parties who contribute to the protection and enhancement of the corporate value of the Company and ultimately the common interests of the shareholders.

However, since the Company leaves its shares open to free transactions on the market by listing them on stock exchanges, we believe that persons who control the Company should ultimately be determined by the shareholders and that the judgment on whether the Company should accept a proposal to purchase its shares that will be accompanied by the transfer of the control of the Company should also ultimately be determined by the shareholders.

Nevertheless, large-scale purchases and proposals to purchase the Company's shares could include large-scale purchasers which may act counter to the common interests of shareholders, such as those who could effectively force shareholders to sell their shares, those that do not give enough time and information for shareholders to consider the purchase conditions, etc. or for the Board of Directors of the Company to offer an alternative proposal, and those that require negotiations with the purchaser to set conditions more advantageous than those originally proposed by the purchaser.

We believe that an exception should be made that disqualifies those who conduct such large-scale purchases or make such purchase proposals from controlling the financial and operational policies of the Company.

[2] Activities that will contribute to the materialization of the basic policy

Based on its basic management philosophies of "putting the customer first," "cherishing and making the most of human resources" and "applying creativity and developing new technologies," the Furukawa Electric Group has set a vision that aspire to turn technological innovation into a creative and highly profitable company with strong global presence.

The businesses of the Furukawa Electric Group encompass a broad range of operations, including Information and Telecommunications, Metals, Electronics and Automotive Systems, Energy and Industrial Products and Light Metals. There business areas have been created based on the processing and application technologies which the Group has been developing over the years since its foundation in 1884, in step with the development of industry. Throughout the process of creating these businesses, the Furukawa Electric Group has been accumulating its own technologies, experience and management know-how, etc. and working to maintain and develop a favorable relationship with its stakeholders such as customers, trading partners, local communities and employees. These are tangible and intangible assets of the Furukawa Electric Group, and we endeavor to leverage these assets to protect and expand our corporate value and the common interests of the shareholders from a medium- to long-term perspective.

The Company established the Furukawa Survival Plan in 2004 to improve its earnings power and financial strength. In this medium-term plan, the Company set a target of consolidated sales of 846 billion yen for fiscal 2006, the final year of the plan, and achieved the target one year ahead of schedule with consolidated sales already reaching 872.5 billion yen in fiscal 2005. Moreover, operating income in the Information and Telecommunication business returned to profitability one year ahead of the plan. In light of the success of the Furukawa Survival Plan, we have decided to embark on more growth-oriented business strategies one year ahead of schedule, and prepared the 2006 - 2009 Medium-Term Management Plan, "Innovations 09" in March 2006 to become a truly creative company with a strong global presence.

The Innovations 09 consists of three key tenets: 1) Development in core business field and global market, 2) Improvement of capital efficiency of the Company and 3) Restructuring of group management.

(i) Development in core business field and global market

To shift to an "offensive management setup," we have selected growth markets such as automotive, electronics, photonics, and the environment as the areas of focus. We have also decided to intensively develop overseas markets.

We will strive to develop products that will attain the leading or the second-ranked positions in the global maker by aggressively implementing research and development and capital investment, using proceeds of 20 billion yen from issuing subordinated shares in May 2005 as a "strategic fund." Specifically, we plan to generate consolidated sales of 110 billion yen in the areas of focus mentioned above and raise the overseas sales ratio to 35% by the end of March 2010.

(ii) Improvement of capital efficiency of the Company

In the Furukawa Survival Plan, we sold investment securities and real estate we had owned and reduced interest-bearing debt to strengthen our financial position. In Innovations 09, we will improve capital efficiency and use the proceeds from reducing inventories and accounts receivable as a source for new strategic investments by positioning them as an "internally procured funds."

(iii) Restructuring of group management

We shifted our management structure to a company system in April 2004. Although we believe that the system has produced certain results, we are currently reviewing the Group management system to enable further growth. This initiative includes the review of non-core operations, the elimination and consolidation of group companies, the reinforcement of the risk management system, the fostering of world-class human resources, and the enhancement of the global management.

In Innovations 09, we have set objectives that we strive to achieve by fiscal 2009, the final year of the plan, with the aim of becoming a world-class company in product development based on solid technologies. We are aspiring to become the global leader in fiber optics photonics networks in the Information and Telecommunications business, the clear world leader in electronics components and automotive parts in the Electronics and Automotive Systems business, and the leading supplier in Asia in the Metals business. We are seeking to make substantial progress from the leading company in Japan to a global market leader in the Light Metals business. The main objectives in the Innovations 09 are as follows:

(1) Consolidates sales: 1 trillion yen (*)
(2) Consolidated operating income: 70 billion yen
(3) ROE: 11.0%
(4) ROA (on operating income basis): 7.0% (*)
(5) Total asset turnover rate: 1.0 (*)
(6) D/E ratio: 1.3

The Company is carrying out the following initiatives for a large number of shareholders to continue to invest in the Company over the long term and increase its corporate value and ultimately the common interests of the shareholders. We believe that these efforts will contribute to the realization of the basic policy we have adopted this time, as described in I. above.

[Note] As described in the "I. (4) Issues to be addressed by the Group" above, the consolidated sales target of one trillion yen determined in *Innovations 09* has already been achieved. In light of recent business circumstances, we performed a review and consequently revised the final targets of consolidated sales, ROA and total asset turnover as follows.

	Former targets	New targets
Consolidated net sales	1 trillion yen	1.25 trillion yen
ROA (on operating income basis)	7.0%	6.2%
Total asset turnover	1.0	1.1

[3] Measures to prevent inappropriate parties from controlling the financial and operational policies of the Company in light of the basic policy

1. Purpose of introducing the Plan

The Plan will be introduced as a means to prevent inappropriate parties from controlling the financial and operational policies of the Company in light of the basic policy described in [1] above.

With respect to the operation of the Plan, when large-scale purchases of the Company's shares are conducted, we believe that providing the information and time necessary for the shareholders to make an appropriate decision and negotiating with the purchaser will help protect and improve the value of the Company and ultimately the common interests of the shareholders. We have therefore decided to set up in the Plan certain rules (hereinafter referred to as "the Large-Scale Purchase Rules") on the provision of information, etc. when a large-scale purchase is conducted.

The Plan shall come into effect subject to the approval of an ordinary general meeting of shareholders to be held in June 2007.

2. Overview of the Large-Scale Purchase Rules

The Large-Scale Purchase Rules to be adopted by the Company require that (1) a large-scale purchaser provide the Board of Directors with necessary and sufficient information in advance and that (2) the large-scale purchase will commence after a certain period has elapsed so that the Board of Directors can make an evaluation. The overview of the Rules shall be as follows:

1) Advance submission of an intention statement to the Company

   When a large-scale purchaser intends to conduct a large-scale purchase, the purchaser shall first submit an statement of intention that includes a pledge to comply with the Large-Scale Purchase Rules and the following items, etc. to the representative director of the Company.

   i) Name and address of the large-scale purchaser
   ii) Controlling legal authority
   iii) Name of representative
   iv) Contact in Japan
   v) Overview of the proposed large-scale purchase, etc.

2) Provision of necessary information

   Within ten days of receiving the intention statement mentioned in 1) above, the Company will deliver to the large-scale purchaser a list of necessary and sufficient items of information that the purchaser should submit to the Board of Directors (hereinafter referred to as "the necessary information") to enable a decision by the shareholders and the formulation of opinions by the Board of Directors. Although the specific nature of the necessary information will vary depending on attributes of the large-scale purchaser and the details of the large-scale purchase, some of the general items are as follows:

   i) Details of the large-scale purchaser and its group (including joint holders, special related parties, partners (in case of funds) and other members) (including the name, lines of business, biography or history, capital structure, and financial position, etc.)
   ii) Purpose, method and details of the large-scale purchase (including the amount and type of consideration of the large-scale purchase, the timing of the large-scale purchase, the scheme of related transactions, legality of the large-scale purchase method, feasibility of the large-scale purchase, etc.)
   iii) Basis for calculation of the value of consideration of the large-scale purchase (including facts as the

basis for the calculation, the calculation method, quantitative information used for the calculation, and the details of any synergy expected to arise as a result of a series of transactions related to the large-scale purchase)

iv) Information about the funds to be used for the large-scale purchase (including the name of the fund provider (including any substantial provider), the financing method, and the details of related transactions)

v) The management policy, business plan, capital policy and dividend policy of the Company and the Company Group after the large-scale purchase

vi) The policy for the treatment of employees, trading partners, customers and other stakeholders of the Company after the large-scale purchase

If the information initially provided to the Company is deemed insufficient as a result of a close examination, the Board of Directors will ask the large-scale purchaser to provide additional information until the necessary information is provided. If it is deemed necessary for the shareholders to make a decision, all or part of the necessary information provided to the Board of Directors and the fact that the large-scale purchase was proposed will be disclosed at a time deemed appropriate by the Board of Directors.

3) Period for the evaluation, etc. of the Board of Directors

The Board of Directors believes that 60 days (in the case of purchasing all shares of the Company by way of tender offer with the consideration being cash (yen) alone) or 90 days (in the case of another large-scale purchases) should be provided as a period for the Board of Directors to evaluate and consider the proposal, negotiate with the purchaser, formulate opinions and prepare an alternative plan (hereinafter referred to as the "Board of Directors Evaluation Period"), given the complexity of evaluating the large-scale purchase, after the large-scale purchaser has completed the provision of the necessary information to the Board of Directors. Therefore, the large-scale purchase shall begin only after the Board of Directors Evaluation Period has elapsed.

During the Board of Directors Evaluation Period, the Board of Directors will fully evaluate and examine the necessary information provided while receiving recommendations from independent experts (financial advisors, certified public accountants, lawyers, consultants and other experts) and carefully organize and publish an opinion. The Board of Directors may negotiate with the large-scale purchaser to improve the terms of the large-scale purchase as necessary and present its own alternative plan to shareholders.

3. Responses when a large-scale purchase is conducted

1) When the large-scale purchaser complies with the Large-Scale Purchase Rules

When the large-scale purchaser complies with the Large-Scale Purchase Rules, the Board of Directors will seek to persuade shareholders not to accept the large-scale purchase in such a way as expressing a counter opinion and presenting an alternative plan. Even if the Board of Directors opposes the large-scale purchase, it will not take action against the large-scale purchase, in principle. Shareholders will be required to decide whether they should accept the purchase proposal of the large-scale purchaser, taking into consideration its proposal, the opinion of the Company and the alternative plan presented by the Company, etc.

However, even if the large-scale purchaser complies with the Large-Scale Purchase Rules, the Company may take action authorized by the Company Law and other laws and the Articles of Incorporation of the Company, such as a free allotment of stock subscription rights as an exceptional move based on the duty of care of the Board of Directors, if the large-scale purchase is deemed likely to significantly damage the corporate value of the Company and ultimately the common interests of the shareholders, such as causing irreparable damage to the Company. More specifically, when one of the following is deemed to apply, the Company will deem the large-scale purchase as likely to cause significant damage to the corporate value of the Company and ultimately the common interests of the shareholders:

(i) When purchasing shares solely for the purpose of driving up the share price of the Company to force related parties of the Company to purchase the shares at a higher price, even though the purchaser does not have a true intention of participate in the management of the Company (when the purchaser is a so-called "greenmailer")

(ii) When purchasing shares for the purpose of conducting the so-called "scorched-earth management" such as temporarily controlling the Company for the purpose of to transferring intellectual property, know-how, corporate secret information, principal trading partners and customers, etc. necessary for the business of the Company to Large-Scale Purchaser or its group companies, etc.

(iii) When purchasing shares with the intention of diverting the assets of the Company as collateral or a as a source for the repayment of debt of Large-Scale Purchaser or its group companies, etc. after controlling the management of the Company

(iv) When purchasing shares for the purpose of temporarily controlling the management of the Company to pay high dividends in the short-term using proceeds from as selling high-priced assets such as real estate and securities that are not presently related to the business of the Company or for the purpose of selling shares at a higher price, taking advantage of a sharp rise in the share price caused by the spike in dividends

(v) When the method of purchasing the Company's shares proposed by the large-scale purchaser is deemed to potentially limit the opportunities or freedom of shareholders to make a decision and effectively force the shareholders to sell stock certificates and other securities of the Company. This includes a so-called coercive two-tier takeover bid (meaning the purchase of stock certificates and other securities of the Company such as takeover bids that coerce shareholders into selling their shares by setting disadvantageous purchase terms or without clarifying purchase terms in the second stage, without soliciting the purchase of all stock certificates and other securities in the first stage).

2) When a large-scale purchaser does not comply with the Large-Scale Purchase Rules

When a large-scale purchaser does not comply with the Large-Scale Purchase Rules, the Board of Directors may oppose the large-scale purchase by taking action that is authorized by the Company Law and other laws and the Articles of Incorporation of the Company, such as a free allotment of stock subscription rights for the purpose of protecting the corporate value of the Company and ultimately the common interests of the shareholders, irrespective of the specific purchase method. In this case, the Board of Directors will select a specific countermeasure that is deemed the most appropriate at that time. The overview of the countermeasure in the event that the Board of Directors conducts a free allotment of stock subscription rights as the specific countermeasure is as described in Appendix 1. However, when actually implementing the free allotment of stock subscription rights, the Board of Directors may set up an execution period and execution terms, taking the effect of the countermeasure into consideration. These measures include a method of making it a condition for the execution of the stock subscription rights that shareholders do not belong to a certain shareholders group with a ratio of voting rights exceeding a certain percentage.

3) Establishment of a Third-Party Panel

The Board of Directors will make the final decision on whether a series of procedures have been carried forward in accordance with the Large-Scale Purchase Rules or whether a countermeasure should be taken on the grounds that the large-scale purchase will cause significant damage to the corporate value of the Company and ultimately the common interests of the shareholders even if the Large-Scale Purchase Rules are observed. However, the Company has established the Third-Party Panel Rules (for a summary, please see Appendix 2) and has decided to set up a Third-Party Panel to operate the Plan properly, prevent the Board of Directors from making an arbitrary decision, and ensure that the judgment of the Board of Directors is objective and reasonable. We will disclose a summary of the recommendations of the Third-Party Panel as necessary. The number of members of the Third-Party Panel shall be three or more, and they shall be elected from outside corporate auditors and outside experts (Note 4) who are independent of executive officers to ensure fair and neutral judgment.

Note 4: "Outside experts" are elected from

Experienced corporate executives, persons who have a detailed knowledge of the investment banking business, lawyers, certified public accountants, and academic experts whose main area of study is the Company Law, etc. and any other similarly qualified persons.

4) Procedures for launching countermeasures

In the Plan, when a large-scale purchaser adheres to the Large-Scale Purchase Rules, the Company will not take action against the large-scale purchase in principle, as described in 1) above. However, when the Company takes a countermeasure as an exceptional move as described in 1) above or takes a countermeasure as described in 2) above, the Board of Directors shall first consult the Third-Party Panel on the propriety of taking a countermeasure, to ensure that the judgment is fair and reasonable, and the Third-Party Panel shall make recommendations on the countermeasure after examining carefully to determine whether the Large-Scale Purchase Rules have been observed.

To make a judgment on whether a countermeasure should be taken, the Board of Directors shall respect the recommendations of the Third-Party Panel to the maximum extent.

5) Termination, etc. of the launch of countermeasures

When the Board of Directors deems the launch of a countermeasure inappropriate, for example when the large-scale purchaser withdraws or alters the nature of the large-scale purchase after the Board of Directors has decided to take a specific countermeasure as mentioned in 4) above, the Board of Directors may terminate or change the launch of the countermeasure by respecting the advice, opinions or recommendations of the Third-Party Panel. In the case of conducting a free allotment of stock subscription rights as a countermeasure, for example, when the Board of Directors deems it inappropriate to launch the countermeasure even after the free allotment has been resolved or conducted in such a case that the large-scale purchaser withdraws or changes the large-scale purchase, the Board of Directors may cancel the free allotment of stock subscription rights after receiving the recommendation of the Third-Party Panel at any time up to the start of the execution period, or may terminate the launch of the countermeasure by acquiring the stock subscription rights for no consideration if the stock subscription rights have already allotted.

When terminating the countermeasure, the Company will disclose the information together with the matters which the Third-Party Panel deems necessary as quickly as possible.

4. Impact, etc. on shareholders and investors

1) Impact, etc. of the Large-Scale Purchase Rules on shareholders and investors

The purpose of the Large-Scale Purchase Rules is to provide information necessary for the shareholders to make a decision as to whether they should accept the purchase proposal of the large-scale purchaser and to provide the opinions of the Board of Directors of the Company that is actually responsible for the management of the Company to ensure opportunities for the shareholders to be presented with alternative plans. This enables the shareholders to make an appropriate decision on whether they should accept the purchase proposal of the large-scale purchaser with sufficient information, which we believe will protect the corporate value of the Company and ultimately the common interests of the shareholders. We therefore believe that the establishment of the Large-Scale Purchase Rules will be the basis for the shareholders and investors to make an appropriate investment decision and contribute to the interests of the shareholders and investors.

As we mentioned in 3. above, since the response of the Company to a large-scale purchase will vary depending on whether the large-scale purchaser complies with the Large-Scale Purchase Rules or not, the shareholders and investors should pay attention to the actions of the large-scale purchaser.

2) Impact on shareholders and investors when countermeasures are launched

The Board of Directors of the Company may take a countermeasure as described in 3. above for the purpose of protecting the corporate value of the Company and ultimately the common interests of the shareholders. Once the Board of Directors has decided to take a specific countermeasure, it will publish the decision in a timely and appropriate way in accordance with all relevant laws, regulations and the listing rules, etc. of stock exchanges on which the Company lists its shares.

When the countermeasure is launched, we do not anticipate any situation in which shareholders other than the large-scale purchaser will suffer a significant loss, either legally or financially. When a free allotment of stock subscription rights is conducted as a countermeasure, the Company will take procedures for the acquisition of the stock subscription rights, and shareholders other than the large-scale purchaser will neither need to pay cash corresponding to the exercise price of the stock subscription rights nor suffer any significant loss, given that they will receive the Company's shares as consideration for the acquisition of the stock subscription rights. However, those shareholders who have not completed registration on the date of allotment (excluding those shareholders who have deposited their stock certificates in Japan Securities Depository Center (JASDEC)) and who will not submit a document pledging that they are not a large-scale purchaser, etc. in a form predetermined by the Company by the date the Company acquires the stock subscription rights (only when the Company asks for the submission of such a document) may be disadvantaged legally or financially in comparison with other shareholders who will receive the free allotment of the stock subscription rights and the Company's shares in exchange for the stock subscription rights. Also, when the Board of Directors of the Company cancels the issue of the stock subscription rights or acquires the issued stock subscription rights without charge (shareholders will lose their stock subscription rights as the Company acquires them for no consideration) following the recommendation of the Third-Party Panel, those shareholders or investors who have traded the Company's shares on the assumption that the value of the Company's shares will be diluted after the shareholders eligible to receive the free allotment of stock subscription rights have been determined (after the ex date) may experience an unexpected loss because of a fluctuation in the share price, as the value of each share will not be diluted.

The large-scale purchaser, etc. may be placed at a disadvantage legally or financially as a result of the countermeasure taken if the purchaser does not comply with the Large-Scale Purchase Rules or when the large-scale purchase is deemed likely to significantly damage the value of the Company and the common interests of the shareholders even when the Large-Scale Purchase Rules are observed. The purpose of publishing the Plan is to encourage the large-scale purchaser in advance not to violate the Large-Scale Purchase Rules.

3) Procedures that shareholders need to take when countermeasures are launched

When a free allotment of stock subscription rights is conducted as a countermeasure, the shareholders will receive the allotment of stock subscription rights without the need to make an application and will receive the Company's shares as consideration for the acquisition of the stock subscription rights by the Company without paying cash corresponding to the exercise price of the stock subscription rights, as the Company takes the procedures for the acquisition of the stock subscription rights. Therefore, no procedures for the application and payment, etc. will be necessary for shareholders. In this case, however, the Company may ask those shareholders who will receive the allotment of stock subscription rights to separately submit a document pledging that they are not a large-scale purchaser, etc. in a form predetermined by the Company.

Also, to acquire the stock subscription rights, those shareholders who have not completed registration will need to have completed it by the date of allotment that will be separately determined and publicly announced by the Board of Directors of the Company (the registration procedure will not be necessary for stock certificates deposited with JASDEC).

When the Company decides to actually conduct a free allotment of stock subscription rights, the Company will make a separate notification of the details of the procedures in accordance with all relevant laws, regulations and the listing rules, etc. of stock exchanges on which the Company lists its shares.

5. Date of application, term of validity and abolishment of the Plan

The Plan shall come into effect with the approval of an ordinary general meeting of shareholders to be held in June 2007 (hereinafter referred to as "the ordinary general meeting of shareholders"). We will submit the term of the Plan to the ordinary general meeting of shareholders for its approval, proposing that it run from the conclusion of the ordinary general meeting of shareholders to the conclusion of an ordinary general meeting of shareholders to be held in June 2010.

Even after it is approved at an ordinary general meeting of shareholders, the Plan shall be abolished (1) with a resolution of a general meeting of shareholders, or (2) with the resolution of a meeting of the Board of Directors consisting of directors elected at a general meeting of shareholders.

[4] The Plan complies with the basic policy and corporate value of the Company and ultimately the common interests of the shareholders, and does not aim to maintain the position of executives of the Company

As described above, the Company launched the medium-term management plan "Innovations 09" consisting of three key tenets; Development in core business field and global market, Improvement of capital efficiency, and Restructuring of group management. These are the most priority for our group management, targeting the improvement of our financial conditions and increase of the enterprise value and the common interest of shareholders. The Plan is consistent with the basic policy and is in conformity with the Company's enterprise value and the common interests of Company's shareholders, and is not purposed to secure the position of Company's management, as described below.

1) Fulfillment of the requirements of the guidelines regarding takeover defense

   The Plan fulfills the three principles stipulated in the "Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders' Common Interests" published by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

2) Emphasis on the intention of shareholders

   Since the Plan shall come into effect with the approval of an ordinary general meeting of shareholders to be held in June 2007, confirming the opinions of shareholders at the ordinary general meeting of shareholders, the Plan is designed to incorporate the opinions of shareholders.

3) One-year term of office of directors of the Company

   The Company sets the term of office of directors at one year to clearly define their obligation to manage the Company in the interests of shareholders. Also, since the Plan will be abolished by a resolution of a meeting of the Board of Directors consisting of directors elected at a general meeting of shareholders of the Company, the shareholders are able to reflect their opinions on the Plan by exercising their voting rights in the election of directors.

4) Emphasis on the judgment of highly independent outsiders and information disclosure

   The effective judgment on the operation of the Plan, such as the launch of countermeasures will be made by the Third-Party Panel, which consists only of highly independent outsiders.

   Also, as a summary of the judgment will be disclosed to shareholders the Plan is ensured to be operated transparently to protect the corporate value of the Company and the common interests of the shareholders.

5) Establishment of reasonable and objective requirements

Since countermeasures in the Plan will be launched only once reasonable and objective requirements are fulfilled as described in the [3] 3. "Responses when a large-scale purchase is conducted" above, it can be said that measures to prevent the Board of Directors of the Company from making an arbitrary launch are in place.

End

EXHIBIT I-G

(Appendix 1)

Overview of Free Allotment of Stock Subscription Rights

1. Eligibility for free allotment of stock subscription rights and method of allotment
   Stock subscription rights will be allotted to those shareholders listed or recorded on the lately shareholders' register or the beneficial shareholders' register as of the date of allotment determined by the Board of Directors of the Company. One stock subscription right shall be allotted for one common share of the Company (excluding treasury shares), without any new payment obligation.

2. Class and number of shares issued on exercise of each stock subscription right
   One common share of the Company shall be issued when one stock subscription right is exercised. However, if the Company conducts a stock split or a reverse stock split, the necessary adjustment shall be made.

3. Total number of stock subscription rights allotted to shareholders
   The upper limit shall be the number of shares obtained by subtracting the total number of common shares of the Company issued (excluding common shares of the Company owned by the Company) from the total number of authorized common shares of the Company as of the date of allotment determined by the Board of Directors of the Company. The Board of Directors of the Company may make more than one allotment of stock subscription rights.

4. Asset to be invested on the exercise of each stock subscription right and its value
   The asset to be invested on the exercise of each stock subscription right shall be cash, and its value shall be determined by the Board of Directors of the Company as one yen or more.

5. Restriction on the transfer of stock subscription rights
   The acquisition of stock subscription rights by way of transfer of the stock subscription rights shall require the approval of the Board of Directors of the Company.

6. Conditions for the exercise of stock subscription rights
   The Board of Directors of the Company shall determine conditions for the exercise of stock subscription rights such that a party eligible to exercise the stock subscription rights shall not be a member of a certain shareholders group with a ratio of voting rights of 20% or more (excluding those approved by the Board of Directors of the Company in advance). The details shall be separately determined by the Board of Directors of the Company.

7. Exercise period, etc. of stock subscription rights
   The Board of Directors of the Company shall separately determine a date on which the allotment of stock subscription rights shall come into effect, an exercise period, an acquisition provision and other necessary matters. With respect to the acquisition provision, the Board of Directors of the Company may adopt a provision stating that the Company may acquire the stock subscription rights owned by persons other than those who are not allowed to exercise their stock subscription rights on the conditions for the exercise described in 6. above and issue one common share or more of the Company per one stock subscription right as separately determined by the Board of Directors.

End

Summary of Rules of Third-Party Panel

- The Third-Party Panel shall be established by a resolution of the Board of Directors of the Company.

- The number of the members of the Third-Party Panel shall be three or more, and the Board of Directors of the Company shall appoint them from outside corporate auditors and outside experts who are independent of the management that executes the business operations of the Company, to enable the Third-Party Panel to make a fair and neutral judgment.

- In principle, the Third-Party Panel shall make recommendations to the Board of Directors on matters on which it has been consulted by the Board of Directors with the reasons and grounds for the recommendations attached. The members of the Third-Party Panel shall make such recommendations from the perspective of whether such matters contribute to the corporate value of the Company and ultimately the common interests of shareholders.

- The Third-Party Panel may ask investment banks, securities firms, lawyers and other outside experts for advice at the Company's expense.

- The Third-Party Panel shall adopt resolutions with a majority vote of the majority of the members.

End

Financial figures in this Business Report are rounded down to the indicated units.

Exhibit B

Financial Statements of The Furukawa Electric Co., Ltd.

for the fiscal year ended March 31, 2007.

- **Non-Consolidated Balance Sheet** (as of March 31, 2007)
- **Non-Consolidated Statement of Income** (from April 1, 2006 to March 31, 2007)
- **Non-consolidated Statement of Changes in Net Assets** (from April 1, 2006 to March 31, 2007)
- **Notes to Non-Consolidated Financial Statements**
- **Copy of the Report of the Accounting Auditors Regarding Non-Consolidated Financial Statements**
- **Copy of the Report of the Board of Corporate Auditors Regarding Non-Consolidated Financial Statements**
- **Consolidated Balance Sheet** (as of March 31, 2007)
- **Consolidated Statement of Income** (from April 1, 2006 to March 31, 2007)
- **Consolidated Statement of Changes in Net Assets** (from April 1, 2006 to March 31, 2007)
- **Notes to Consolidated Financial Statements**
- **Copy of the Report of the Accounting Auditors Regarding Consolidated Financial Statements**
- **Copy of the Report of the Board of Corporate Auditors Regarding Consolidated Financial Statements**

This "**Financial Statements of The Furukawa Electric Co., Ltd.**" is originally prepared in Japanese language and this document is the English translation of Japanese version prepared only for the convenience of foreign shareholders.

Non-Consolidated Financial Statements for the 185th Fiscal Year

Non-Consolidated Balance Sheet

(As of March 31, 2007)

(Unit: Millions of yen)

Account title	Amount	Account title	Amount
(Assets)		**(Liabilities)**	
Current assets	**237,801**	**Current liabilities**	**225,511**
Cash and deposits	5,366	Notes payable, trade	1,246
Notes receivable, trade	13,381	Accounts payable, trade	91,459
Accounts receivable, trade	147,567	Short-term borrowings	49,390
Products	5,114	Commercial paper	14,000
Materials	10,039	Straight bonds	33,000
Work in process	9,937	Accounts payable	6,456
Supplies	2,217	Accrued expenses	19,540
Advance payments	823	Accrued income taxes	2,986
Prepaid expenses	764	Advances received	521
Deferred tax assets	3,312	Deposited materials	104
Short-term loans	12,602	Provision for product defect compensation	2,788
Accrued revenues	25,319	Notes payable for equipment	53
Other current assets	1,972	Other current liabilities	3,962
Allowance for doubtful accounts	(619)		
		Long-term liabilities	**220,537**
Fixed assets	**375,079**	Straight bonds	65,000
Property, plan and equipment	**98,235**	Long-term debt	93,106
Buildings	38,126	Deferred tax liabilities	17,153
Structures	2,909	Provision for employees' retirement benefits	38,805
Machinery and equipment	27,546		
Vehicles and delivery equipment	158	Provision for environmental measures	852
Tools, furniture and fixtures	3,131	Other long-term liabilities	5,619
Land	20,912	**Total liabilities**	**446,048**
Construction in progress	5,450	**(Net assets)**	
		Shareholders' equity	**120,393**
Intangible assets	**4,590**	Capital stock	69,358
Software	4,154	Capital surplus	21,230
Rights to use public facilities	4	Capital reserve	21,229
Patent rights	80	Other capital surplus	0
Other intangible assets	351	Gains on disposal of treasury stock	0
		Retained earnings	29,864
		Other retained earnings	29,864
		Reserve for reduction in fixed assets	6,849
Investments and other assets	**272,253**	Retained earnings carried forward	23,014
Investment securities	106,974	Treasury stock	(59)
Stock held in affiliates	102,628		
Investments in affiliates	12,332	**Valuation and translation adjustments**	**46,438**
Long-term loans to affiliates	60,809	Net unrealized gains on securities	45,495
Others	7,376	Net unrealized gains on hedging instruments	943
Allowance for doubtful accounts	(17,868)		
		Total net assets	**166,832**
Total assets	**612,880**	**Total liabilities and net assets**	**612,880**

(Note) Figures above are rounded off to the nearest million yen.

EXHIBIT I-G

Non-Consolidated Statement of Income

(From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

Account title	Amount	
Net sales		500,436
Cost of sales		444,866
Gross profit		55,569
Selling, general and administrative expenses		41,446
Operating income		14,123
Non-operating income		
Interest and dividends income	7,832	
Others	793	8,625
Non-operating expenses		
Interest expenses	5,071	
Others	1,504	6,575
Ordinary income		16,173
Extraordinary income		
Special dividends from affiliates	15,809	
Gains on disposal of property, plant and equipment	12,128	
Gains on sales of investment securities	426	
Others	1,662	30,026
Extraordinary loss		
Write-down of investments in affiliates	8,958	
Allowance for doubtful accounts	2,429	
Loss on disposal of property, plant and equipment	1,575	
Environmental expenses	886	
Product defect compensation expenses	173	
Others	552	14,575
Net income before income taxes		31,624
Income taxes and others	3,691	
Adjustment to deferred income taxes	12,377	16,069
Net income		15,555

(Note) Figures above are rounded off to the nearest million yen.

Non-consolidated Statement of Changes in Net Assets

(From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Shareholders' equity								
		Capital surplus			Retained earnings				
					Other retained earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Reserve for reduction in fixed assets	Retained earnings carried forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	69,312	21,183	0	21,183	–	18,569	18,569	(45)	109,019
Changes during the period									
Excise of stock acquisition rights	46	46		46					92
Accumulation of reserve for reduction in fixed assets					6,849	(6,849)	–		–
Cash dividends by profit appropriation						(2,117)	(2,117)		(2,117)
Cash dividends (interim dividend)						(2,118)	(2,118)		(2,118)
Bonuses to directors and auditors by profit appropriation						(24)	(24)		(24)
Net income						15,555	15,555		15,555
Repurchase of treasury stock								(15)	(15)
Disposal of treasury stock			0	0				1	1
Net changes in items other than shareholders' equity during the period									
Total change during the period	46	46	0	47	6,849	4,445	11,295	(14)	11,374
Balance as of March 31, 2007	69,358	21,229	0	21,230	6,849	23,014	29,864	(59)	120,393

	Valuation and translation adjustments			
	Net unrealized gains on securities	Net unrealized gains on hedging instruments	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	49,857	–	49,857	158,877
Changes during the period				
Excise of stock acquisition rights				92
Accumulation of reserve for reduction in fixed assets				–
Cash dividends by profit appropriation				(2,117)
Cash dividends (interim dividend)				(2,118)
Bonuses to directors and auditors by profit appropriation				(24)
Net income				15,555
Repurchase of treasury stock				(15)
Disposal of treasury stock				1
Net changes in items other than shareholders' equity during the period	(4,361)	943	(3,418)	(3,418)
Total change during the period	(4,361)	943	(3,418)	7,955
Balance as of March 31, 2007	45,495	943	46,438	166,832

(Note) Figures above are rounded off to the nearest million yen.

Notes to Non-Consolidated Financial Statements

[Notes on assumption of going concern]

Not applicable

[Notes on significant accounting policies]

I. Significant Accounting Policies

1. Valuation standards and methods for marketable securities

(1) Held-to-maturity debt securities : Cost method

(2) Stocks held in subsidiaries and affiliated companies: Cost method based on the weighted average method

(3) Other securities

With market value: Mark-to-market method based on the market value, etc. on the last day of the fiscal year. Valuation profit and loss are reported directly to net assets, with the cost of sales being calculated by the weighted average method.

Without market value: Cost method based on the weighted average method

2. Valuation standards and methods for derivatives: Mark-to-market method

3. Valuation standards and methods for inventories: Cost method based on the gross average method

4. Depreciation methods of fixed assets

(1) Property, plant and equipment

(i) Buildings (excluding improvements)

Straight-line method over the useful life stipulated in the Corporation Tax Law.

(ii) Other than buildings (excluding improvements)

Declining-balance method over the useful life stipulated in the Corporation Tax Law.

However, the basic material plant in Chiba Works, the basic material and copper plants in Mie Works, Osaka Works, and Nikko Works are accounted for using the straight-line method.

(2) Intangible assets

Software for in-house use is accounted for using the straight-line method over the usable life (five years).

Other intangible assets are accounted for using the straight-line method over the useful life stipulated in the Corporate Tax Law.

(3) Long-term prepaid expenses

Even amortization

5. Deferred assets

(1) Expenses for bond issues

The full amount is expensed at the time of disbursement.

6. Allowances

(1) Allowance for doubtful accounts

To prepare for the loss of monetary claims, allowance for doubtful accounts is provided for general receivables by applying the historical bad debt loss ratios. In addition, the estimated non-recoverable amount is recorded for certain receivables such as claims with default possibility by considering collectibility on an individual account basis.

(2) Provision for employees' retirement benefits

In preparation for the disbursement of retirement benefits to employees, the Company records an amount deemed to have been accrued during the period under review, based on projected retirement benefit obligations reduced by the fair value of pension plan assets at the end of the period in question. Actuarial gains and losses are amortized in years following the year in which the gain or loss is recognized by the straight-line method over a certain period (10 years), which is shorter than the average remaining years of service of the employees.

(3) Provision for retirement benefits to directors and statutory auditors

To prepare for retirement bonuses to directors and statutory auditors, the Company records estimated amounts required at the end of the period in question in accordance with internal regulations. At a meeting held on April 28, 2006, the Board of Directors decided to abolish the retirement bonuses to directors and statutory auditors effective as of the end of an Ordinary General Meeting of Shareholders held on June 29, 2006. The Ordinary General Meeting of Shareholders resolved to pay retirement benefits to retiring directors and statutory auditors and a termination payment of retirement allowances to incumbent directors and statutory auditors. The Company recorded the unpaid amount at the end of the period under review as "Other long-term liabilities."

(4) Provision for product defect compensation

A provision for product defect compensation is provided, as deemed necessary to cover possible compensation costs.

(5) Provision for environmental costs

A provision for environmental costs is provided to cover estimated future costs including those to remove poly chlorinated biphenyl ("PCB").

7. Revenues

For certain long-term large engineering works (with a duration of more than one year and a contract amount of one billion yen or more, in principle), revenues are accounted for using the percentage of completion method.

8. Leases

Finance leases other than those in which ownership rights of the leased property are deemed to transfer to the lessee are accounted for using the same method as that used for operating leases.

9. Hedge accounting

(1) Hedge accounting method

Hedging activities are accounted for using deferral hedge accounting.

Periodical recognition accounting (*"furiate-shori"*) is applied to forward exchange contracts that meet requirements for the designation accounting.

(2) Hedging instruments and hedged items

Interest rate swaps: Borrowings

Forward exchange contracts:	Foreign currency accounts receivable, foreign currency accounts payable, etc.
Metal futures trading:	Raw materials

(3) Hedging policy

Hedging activities are conducted primarily for debt and final and conclusive contracts, etc. to avoid the risk of fluctuations in interest rates, foreign currencies and raw material prices.

(4) Methods of evaluating the effectiveness of hedges

The effectiveness of hedging activities is evaluated by comparing accumulated fluctuations in the market price or cash flow of hedged items with those of hedging instruments.

10. Consumption and other taxes

Consumption and other taxes are accounted for using the tax-exclusion method.

11. Consolidated tax system

The Company has adopted the consolidated tax system.

II. Changes in accounting policies

1. Accounting Standards for Presentation of Net Assets in the Balance Sheet

Effective from the year ended March 31, 2007, the Company has applied ASB Accounting Standard No.5, Accounting Standard for Presentation of Net Assets on the Balance Sheet and ASB Guidance No.8, Guidance on Accounting Standard for Presentation of Net Assets on the Balance Sheet, both issued by the Accounting Standards Board of Japan on December 9, 2005

The amount corresponding to shareholders' equity under the previous accounting practice is 165,889 million yen.

[Notes on the balance sheet]

1. (1) Endorsement of notes receivables for transfer: 5,501 million yen

(2) Guaranteed liabilities: 34,316 million yen (of which the amount the Company has assumed is 32,691 million yen)

2. Accumulated depreciation of plant, property and equipment: 256,542 million yen

3. Short-term monetary claims with respect to affiliated companies: 114,954 million yen

Long-term monetary claims with respect to affiliated companies: 73,626 million yen

Short-term monetary liabilities with respect to affiliated companies: 70,098 million yen

Long-term monetary liabilities with respect to affiliated companies: 175 million yen

4. Hypothecated assets and secured financings

Assets provided for security are as follows:

Buildings: 7,085 million yen

Land: 798 million yen

Secured financing is as follows:

Short-term borrowings: 720 million yen

Long-term debt: 2,120 million yen

5. Employees' retirement benefit obligation

a. Retirement benefit obligation: - 51,334 million yen

b. Pension assets: 9,001 million yen

c. Unfunded retirement benefit obligation (a + b): - 42,333 million yen

d. Unrecognized actuarial gain or loss: 3,528 million yen

e. Allowance for retirement benefits (c + d):- 38,805 million yen

6. Although the last day of the fiscal year under review was a non-business day for financial institutions, the following notes were accounted for as if they had been settled on their maturity dates.

Notes that matured on the last day of the fiscal year under review are as follows:

Notes receivable: 2,444 million yen

Notes payable: 103 million yen

Endorsement of notes receivables for transfer: 3,250 million yen

[Notes on the statement of income]

1. Transactions with affiliated companies

Sales to affiliated companies: 207,273 million yen

Purchases from affiliated companies: 217,046 million yen

Transactions other than business transactions: 20,323 million yen

2. Residual property of 15,809 million yen, that was distributed by FEJ Holding Inc. (currently under liquidation proceedings), a wholly-owned subsidiary of the Company, because of the refund of corporate tax paid by the subsidiary in prior years by the tax authorities in Canada, was recorded as a special dividend from affiliated companies under extraordinary income.

[Notes on the statement of changes in net assets]

Matters relating to treasury stocks

Type of stock	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock	100,950 shares	19,636 shares	2,480 shares	118,106 shares

The increase during the period under review was entirely attributable to the purchase of shares less than one unit.

The decrease during the period under review owed to response to the request of shareholders to sell shares to constitute one unit.

[Notes on the tax effect accounting]

1. Deferred tax assets

Non-deductible loss on allowance for doubtful receivables: 6,572 million yen

Non-deductible loss on allowance for bonus payable: 1,627 million yen

Non-deductible loss on allowance for retirement benefits: 15,343 million yen

Loss on valuation of stock held in affiliates: 55,791 million yen

Loss on disposal of fixed assets: 1,131 million yen

Impairment loss:	2,998 million yen
Others:	3,654 million yen
Subtotal:	87,118 million yen
Valuation allowance:	- 64,606 million yen
Total deferred tax assets:	22,511 million yen

2. Deferred tax liabilities

Valuation difference on other securities:	29,753 million yen
Others:	6,598 million yen
Total deferred tax liabilities:	36,352 million yen
Net deferred tax liabilities:	13,841 million yen

[Notes on fixed assets used by lease]

Other than fixed assets recorded in the balance sheet, there are assets used under lease contracts, such as office automation equipment and test measurement equipment.

[Notes on transactions with related parties]

Attribute	Company name	Location	Capital stock	Business	Percentage of voting rights (held by the Company) (%)
Subsidiary	Furukawa Electric North America, Inc.	United States	15 million US dollar	Investment company in the United States	(Direct) 100%

Relationship		Transactions	Transaction amount (million yen)	Account title	Balance as of March 31, 2007 (million yen)
Interlocking of directors, etc.	Business relationship				
None	Delegated management operations	Lending of funds	27,857	Short-term loans	3,476
				Long-term loans to affiliated companies	60,143

		Receipt of interests	523	Accrued revenues	20
		Purchase of shares	17,568	Stock held in affiliates	10,440

Notes: 1. Transaction terms and policies for deciding transaction terms

Transaction terms are determined through consultation between the parties in light of market interest rates and other conditions.

2. The lending of funds consists of loans to related parties of 6,756 million yen and repayments of 21,101 million yen.
3. For transactions with FEJ Holding Inc., please refer to 2 in Notes on the statement on income.

[Notes on per share information]

1. Net assets per share: 236.29 yen
2. Net income per share: 22.03 yen

(These figures are calculated based on the number of shares obtained by subtracting the average number of treasury stocks during the period from the average number of shares issued during the period.)

[Notes on significant subsequent events]

On April 23, 2007, the Company entered into a share sale agreement to sell all shares it owned in Optical Communication Products, Inc., its manufacturing subsidiary in the United States, to Oplink Communications, Inc. in the United States for approximately 99 million US dollars (of which approximately 84 million US dollars was in cash with the remainder being 857,258 common shares of Oplink Communications, Inc.).

[Notes on companies to which the restriction on consolidated dividends applies]

Not applicable

[Other notes]

The Company recorded a reserve for a reduction in fixed assets in the fiscal year under review, as stipulated in the Special Taxation Measures Law.

EXHIBIT I-G

Copy of the Report of Accounting Auditors Regarding Non-Consolidated Financial Statements

Report of Independent Auditors

May 10, 2007

To the Board of Directors of The Furukawa Electric Co., Ltd.

MISUZU Audit Corporation

Designated and Engagement Partner, Certified Public Accountant: Hideki Katayama

Designated and Engagement Partner, Certified Public Accountant: Hiroshi Hirano

Designated and Engagement Partner, Certified Public Accountant: Koichi Yano

Nihonbashi Corporation Certified Public Accountants

Designated and Engagement Partner, Certified Public Accountant: Hideki Katayama

Designated and Engagement Partner, Certified Public Accountant: Hiroshi Hirano

Pursuant to Paragraph 1, Section 2 of Article 436 of the Corporate Law, we have audited the non-consolidated balance sheet, the statement of income and the statement of changes in net assets and the notes to the non-consolidated financial statements, and the related supplementary schedules of The Furukawa Electric Co., Ltd. (the "Company") applicable to the 185th fiscal year from April 1, 2006 through March 31, 2007. These financial statements and the related supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations for the fiscal year in conformity with accounting principles generally accepted in Japan.

[Additional information]

As described in "notes in significant subsequent events", the Company entered into a sales agreement on April 23, 2007, whereby all shares of Optical Communication Inc., its consolidated subsidiary for manufacturing and sales of optical components, would be sold.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of the Report of the Board of Corporate Auditors

Report of the Board of Corporate Auditors

The Board of Corporate Auditors has discussed and prepared this Audit Report based on the audit reports of each Corporate Auditor regarding the fulfillment of duties by the Directors during the Company's 185th fiscal year (from April 1, 2006 through March 31, 2007) and report as follows.

1. Method and content of Audit by the Corporate Auditors and the Board of Corporate Auditors

The Board of Auditors determined the auditing policies and audit scope assigned to each Corporate Auditor, received a report from each Corporate Auditor on its audit and results, and received reports, and inquiry when necessary, from Directors and Accounting Auditors on the fulfillment of their duty and responsibilities.

Each Corporate Auditor, in accordance with the audit rule adopted by the Board of Corporate Auditors, audit policy and its audit scope, collected information and developed environment communicating with the Directors, internal audit division and other employees, and attended the Board of Directors' and other important meetings, received reports, and inquire when necessary, from the Directors and employees on its fulfillment of their duties, reviewed important management documents and surveyed company's operations and assets at the head office and main plants. The Board of Corporate Auditor also review the resolution of the Board of Directors' meeting adopting the company's internal control system, which is mandatory under the Section 1 of Article 100 of the Enforcement Rule for Company Law in order to assure that company's operation is in compliance with applicable laws and the company's articles of incorporation and is appropriate, and oversaw and assessed such internal control system. We examined the basic policy and the procedures for takeover defense, which are described in Business Report in accordance with the Item 1 and 2 of Article 127 of the Enforcement Rule for Company Law, taking into account the deliberation in the Board of Directors' and other meetings.

The Corporate Auditors communicated and exchange information with directors and auditors of company's subsidiaries, received reports from the subsidiaries when necessary, and survey operation and assets of main subsidiaries on site.

In addition above, we oversaw and assessed the independency of accounting auditor and appropriateness of its audit, and received a report, inquire when necessary, from the accounting auditor on its fulfillment of its duties and responsibilities. Moreover we received notice from the accounting auditor that it is maintaining the system to ensure the appropriateness of the accounting audit (mandatory system under Article 159 of Rules for Corporate Accounting) in accordance with Quality Control Standard for Corporate Accounting (adopted by Business Accounting Council on October 28, 2005) and request explanation of it when necessary. Based on above process, the Board of Corporate Auditors audited Company's Financial Statements (Balance Sheet, Statement of Income, Statement of Changes in Net Assets and the notes to each statement) and the related supplementary schedules for the Company's 185th fiscal year.

2. Result of Audit

(1) Audit result of Business Report and others

1) In our opinion, the Business Report and supplementary schedules fairly represent the Company's affairs in accordance with applicable laws and regulations and the Articles of Incorporation.
2) No irregularity or violation of applicable laws or regulations, or of the Article of Incorporation was found in the management and operation of Company and its subsidiaries by Directors.
3) Resolution of The Board of Directors' meeting for the internal control system is appropriate. Moreover, we were not aware of any issues to be pointed out with respect to the fulfillment of Directors' duties and responsibilities for the internal control system.
4) We were not aware of any issues to be pointed out with respect to the basic policy and procedures for takeover defense. The procedures for takeover defense, described in Business Report in accordance with the Item 2 of Article 127 of the Enforcement Rule for Company Law, are consistent with the above basic policy, do not harm the common interests of Company's shareholders, and are not purposed to secure the position of Company's managements.

(2) Audit result of financial statements and related supplementary schedules

The Processes and results of audit by MISUZU Audit Corporation and Nihonbashi Corporation Certified Public Accountants are appropriate.

3. Subsequent event

On April 23, 2007, Company entered into a sales agreement with Oplink Communication, Inc., whereby all of the 66,000,000 shares of Optical Communication Inc. (Company's consolidated subsidiary for manufacturing and sales of optical components) held by Company, would be sold for $99 million.

May 10, 2007

Board of Corporate Auditors of The Furukawa Electric Co., Ltd.

Full-time Corporate Auditor: Kiyoshi Takeuchi

Full-time Corporate Auditor: Hiromasa Ogawa

Outside Corporate Auditor: Yuzuru Fujita

Outside Corporate Auditor: Tadashi Kudo

Consolidated Financial Statements for the 185th Fiscal Year

Consolidated Balance Sheet

(As of March 31, 2007)

(Unit: Millions of yen)

Account title	Amount	Account title	Amount
(Assets)		**(Liabilities)**	
Current assets	**531,584**	**Current liabilities**	**454,689**
Cash and deposits	46,664	Notes and accounts payable	164,480
Notes and accounts receivable	281,276	Short-term borrowings	157,994
Marketable securities	8,149	Commercial paper	14,000
Inventories	116,911	Straight bonds	35,465
Deferred tax assets	4,546	Accrued income taxes	11,704
Other current assets	76,173	Deferred tax liabilities	8,156
Allowance for doubtful accounts	(2,137)	Provision for product defect compensation	3,401
		Other current liabilities	59,487
Fixed assets	**565,124**		
Property, plan and equipment	**337,679**	**Long-term liabilities**	**325,716**
Buildings and structures	245,762	Straight bonds	70,146
Machinery, equipment and delivery equipment	612,299	Long-term debt	150,568
Tools, furniture and fixtures	78,698	Deferred tax liabilities	15,364
Land	89,732	Provision for employees' retirement benefits	78,940
Construction in progress	20,534		
Accumulated depreciation	(709,348)	Provision for environmental measures	1,682
		Other long-term liabilities	9,013
Intangible assets	**43,057**	**Total liabilities**	**780,406**
Goodwill	20,201	**(Net assets)**	
Other intangible assets	22,856	**Shareholders' equity**	**199,274**
		Capital stock	69,358
Investments and other assets	**184,387**	Capital surplus	21,230
Investment securities	151,033	Retained earnings	108,744
Investments	8,526	Treasury stock	(59)
Long-term loans	4,690		
Deferred tax assets	10,819	**Valuation and translation adjustments**	47,773
Others	13,837	Net unrealized gains on securities	47,093
Allowance for doubtful accounts	(4,520)	Net unrealized gains on hedging instruments	3,920

		Exchange adjustments	(3,240)
		Minority interests	**69,255**
		Total net assets	**316,302**
Total assets	**1,096,708**	**Total liabilities and net assets**	**1,096,708**

(Note) Figures above are rounded off to the nearest million yen.

Consolidated Statement of Income

(From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

Account title	Amount	
Net sales		1,104,709
Cost of sales		930,399
Gross profit		174,309
Selling, general and administrative expenses		120,676
Operating income		53,632
Non-operating income		
Interest and dividends income	4,117	
Foreign exchange gains	2,225	
Equity in income of non-consolidated subsidiaries and affiliates	476	
Others	2,561	9,381
Non-operating expenses		
Interest expenses	9,675	
Others	3,748	13,424
Ordinary income		49,589
Extraordinary income		
Gains on disposal of property, plant and equipment	11,931	
Others	5,826	17,758
Extraordinary loss		
Loss on disposal of property, plant and equipment	3,841	
Allowance for doubtful accounts	1,525	
Environmental expenses	1,672	
Others	2,321	9,360
Income before income taxes and minority interests		57,986
Income taxes and others	17,529	

Adjustment to deferred income taxes	5,874	23,403
Minority interests		4,817
Net income		29,765

(Note) Figures above are rounded off to the nearest million yen.

Consolidated Statement of Changes in Net Assets

(From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	69,312	21,183	84,768	(45)	175,218
Changes during the period					
Excise of stock acquisition rights	46	46			92
Cash dividends			(4,235)		(4,235)
Bonuses to directors and auditors by profit appropriation			(105)		(105)
Net income			29,765		29,765
Increase due to an increase in consolidated subsidiaries			1,138		1,138
Decrease due to an increase in consolidated subsidiaries			(1,489)		(1,489)
Decrease due to an increase in equity-method affiliates			(949)		(949)
Increase due to an decrease in consolidated subsidiaries			0		0
Decrease due to an decrease in consolidated subsidiaries			(4)		(4)
Retirement benefits for employees of companies outside Japan			(144)		(144)
Repurchase of treasury stock				(15)	(15)
Disposal of treasury stock		0		1	1
Net changes in items other than shareholders' equity during the period					
Total change during the period	46	47	23,976	(14)	24,055
Balance as of March 31, 2007	69,358	21,230	108,744	(59)	199,274

	Valuation and translation adjustments				Minority interests	Total net assets
	Net unrealized gains on securities	Net unrealized gains on hedging instruments	Exchange adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	51,851	-	(3,826)	48,025	63,456	286,700
Changes during the period						
Excise of stock acquisition rights						92
Cash dividends						(4,235)
Bonuses to directors and auditors by profit appropriation						(105)
Net income						29,765
Increase due to an increase in consolidated subsidiaries						1,138
Decrease due to an increase in consolidated subsidiaries						(1,489)
Decrease due to an increase in equity-method affiliates						(949)
Increase due to an decrease in consolidated subsidiaries						0
Decrease due to an decrease in consolidated subsidiaries						(4)
Retirement benefits for employees of companies outside Japan						(144)
Repurchase of treasury stock						(15)
Disposal of treasury stock						1
Net changes in items other than shareholders' equity during the period	(4,758)	3,920	585	(252)	5,798	5,546
Total change during the period	(4,758)	3,920	585	(252)	5,798	29,601
Balance as of March 31, 2007	47,093	3,920	(3,240)	47,773	69,255	316,302

(Note) Figures above are rounded off to the nearest million yen.

Notes to financial statements on a consolidated basis

[Notes on assumptions of going concern]

Not applicable

[Basic matters for preparation of consolidated financial statements]

I. Scope of consolidation

1. Number of consolidated subsidiaries: 108

Names, etc. of major consolidated subsidiaries are as follows:

Furukawa-Sky Aluminum Corp., Nippon Foil Mfg. Co., Ltd., Riken Electric Wire Company Limited, Furukawa Engineering & Construction, Inc., Furukawa Battery Co., Ltd., FCM Co., Ltd., and OFS Fitel, LLC, etc.

Furukawa Research Inc., The Furukawa Electric Engineering Service Co., Ltd., Taiwan Furukawa Electric Co.. Ltd., Furukawa FITEL (Thailand) Co., Ltd., Furukawa Metal (Wuxi) Co., Ltd., Tianjin Jinhe Electric Engineering Co., Ltd., Furukawa Automotive Components (Jiaxing) Co., Ltd., and one other company became consolidated subsidiaries in the fiscal year under review, as their importance increased. OFS Laboratories LLC, a new company, became a consolidated subsidiary in the fiscal year under review. Polifoam Plastic Processing Co., Ltd., Furukawa GP Auto Parts (HK) Ltd. and five other companies became consolidated subsidiaries in the fiscal year under review, as the equity that the Company held in them increased. Yamada Light Metal Manufacturing Co., Ltd. and three other companies were removed from the scope of consolidation in the fiscal year under review, as the equity held in them by the Company decreased. Furukawa Finance Netherlands B.V. was removed from the scope of consolidation in the fiscal year under review, as its importance decreased as a result of progress in its clearing.

2. Non-consolidated subsidiaries

P.T. Furukawa Supreme Optical Cable and others

(Reason for the removal from the scope of consolidation)

Non-consolidated subsidiaries are not in the scope of consolidation, as they do not have a significant impact on consolidated financial statements as a whole, since all of their total assets, sales, profit (or loss) and retained earnings are small.

II. Application of the Equity Method

1. Number of the equity-method affiliates: 14

Names, etc. of major equity-method affiliates are as follows:

VISCAS corporation, Totoku Electric Co., Ltd., Nuclear Fuel Industries, Ltd., and Broad Wireless Corporation, etc.

The equity method is applied to Shanghai Sunshine Copper Products Co., Ltd. and one other company in the fiscal year under review, as their importance has increased. The equity method is applied to Trocellen Iberica S.A., which has been removed from the scope of consolidation in the fiscal year under review, because of a decrease in the equity held by the Company. Kohmi Kinzoku Co., Ltd. and one other company have been removed from the scope of the equity method in the fiscal year under review, as the equity held by the Company decreased during the previous period.

2. Non-consolidated subsidiaries and affiliated companies to which the equity method is not applied

Yunnan Copper Furukawa Electric Co., Ltd. etc.

(Reason for removal from the scope of consolidation)

Non-consolidated subsidiaries and affiliated companies to which the equity method is not applied do not have a significant impact on consolidated financial statements as a whole, as their profit (or loss) and retained earnings is small.

III. Significant Accounting Policies

1. Valuation standards and methods for marketable securities

(1) Held-to-maturity debt securities: Primarily amortized cost method

(2) Other securities

With market value: Mark-to-market method based on the market value on the last day of the period (Valuation profit and loss are reported directly to net assets, with the cost of sale being calculated by the weighted average method).

Without market value: Primarily cost method based on the weighted average method

2. Valuation standards and methods for derivatives: Mark-to-market method

3. Valuation standards and methods for inventories: Primarily cost method based on the gross average method

4. Depreciation methods for fixed assets

(1) Property, plant and equipment

Straight-line method and the declining-balance method

(2) Intangible assets

Straight-line method

5. Deferred assets

(1) Bond issuance expenses

The full amount is expensed at the time of disbursement.

(2) Stock delivery expenses

The full amount is expensed at the time of disbursement.

6. Important allowances

(1) Allowance for doubtful accounts

To prepare for the loss of monetary claims, an allowance for doubtful accounts is provided for general receivables by applying the historical bad debt loss ratios. In addition, the estimated non-recoverable amount is recorded for certain receivables such as claims with the possibility of default by considering collectibility on an individual account basis.

(2) Provision for employees' retirement benefits

To prepare for the disbursement of retirement benefits to employees, the Company records an amount deemed to have been accrued during the period under review, based on projected retirement benefit obligations reduced by the fair value of pension plan assets at the end of the period in question.

(3) Provision for retirement benefits to directors and statutory auditors

To prepare for retirement bonuses to directors and statutory auditors, the Company records estimated amounts required at the end of the period in question in accordance with internal regulations.

At a meeting held on April 28, 2006, the Board of Directors of the parent company decided to make the payment of retirement benefits to retiring directors and statutory auditors and the termination payment of retirement allowance to incumbent directors and statutory auditors effective as of the end of the Ordinary General Meeting of Shareholders held on June 29, 2006. The Company recorded the unpaid amount at the end of the period under review as "Other long-term liabilities."

(4) Provision for product defect compensation

Provision for product defect compensation is accounted for at an amount deemed necessary to cover possible compensation costs.

(5) Provision for environmental costs

Provision for environmental costs is accounted for to cover estimated future costs including those to remove poly chlorinated biphenyl ("PCB").

7. Leases

Finance leases other than those in which ownership rights of the leased property are deemed to transfer to the lessee are accounted for with the same method as for operating leases.

8. Hedge accounting

(1) Hedge accounting method

Hedging activities are accounted for using deferral hedge accounting.

Periodical recognition accounting ("*furiate-shori*") is applied to forward exchange contracts that meet requirements for such accounting.

(2) Hedging instruments and hedged items

Interest rate swaps Borrowings

Forward exchange contracts: Foreign currency accounts receivable, foreign currency accounts payable, etc.

Metal futures trading: Raw materials

(3) Hedging policy

Hedging activities are conducted primarily for debt and final and conclusive contracts, etc. to avoid the risk of fluctuations in interest rates, foreign currencies and raw material prices.

(4) Methods of evaluating the effectiveness of hedges

The effectiveness of hedging activities is evaluated by comparing accumulated fluctuations in the market price or cash flow of hedged items with those of hedging instruments.

9. Consumption and other taxes

Consumption and other taxes are accounted for using the tax-exclusion method.

10. Valuation of assets and liabilities of consolidated subsidiaries

The Company has adopted the mark-to-market method for the valuation of all assets and liabilities of consolidated subsidiaries.

11. Amortization of goodwill and negative goodwill

In principle, goodwill and negative goodwill are amortized evenly over five years. When the period during which the effect is expressed can be rationally estimated, the goodwill or negative goodwill is amortized over that period. However, if the amount does not have significance, it is amortized in a lump sum at the time of occurrence. If goodwill or negative goodwill occurs in the United States and if the amount is significant, the Company does not evenly amortize it for an intangible asset with a useful life that cannot be determined in accordance with the Statements of the Financial Accounting Standards (SFAS) No. 142, but assesses the impairment based on the fair value once a year or when an event indicating the possibility of impairment occurs. If the fair value is deemed to be lower than the book value, the Company will recognize a valuation loss up to the fair value.

12. Consolidated tax system

The Company has adopted the consolidated tax system.

IV. Changes in accounting policies

Accounting Standards for Presentation of Net Assets in the Balance Sheet

Effective from the year ended March 31, 2007, the Company has applied ASB Accounting Standard No.5, Accounting Standard for Presentation of Net Assets on the Balance Sheet and ASB Guidance No.8, Guidance on Accounting Standard for Presentation of Net Assets on the Balance Sheet, both issued by the Accounting Standards Board of Japan on December 9, 2005.

The amount corresponding to shareholders' equity under the previous accounting practice is 243,126 million yen.

[Notes on consolidated balance sheet)]

1. Hypothecated assets and secured financing

Assets provided for security are as follows:

Cash and deposits:	100 million yen
Buildings and structures:	18,930 million yen
Machinery, equipment and delivery equipment:	6,902 million yen
Tools, furniture and fixtures:	511 million yen
Land:	18,450 million yen
Investment securities:	89 million yen
Total:	44,984 million yen

Secured financings are as follows:

Short-term borrowings:	6,887 million yen
Current liabilities and others:	98 million yen
Long-term debt:	5,621 million yen
Long-term liabilities and others:	253 million yen
Total:	12,860 million yen

2. Discount of notes receivable and endorsement for transfer

Discount of notes receivable:	970 million yen
Endorsement of notes receivable for transfer:	19,946 million yen

3. Contingent liabilities

Total guarantee:	17,161 million yen

4. Although the last day of the fiscal year under review was a non-business day for financial institutions, the following notes were accounted for as if they had been settled on their maturity dates.

Notes that matured on the last day of the fiscal year under review are as follows:

Notes receivable:	5,773 million yen
Notes payable:	6,766 million yen
Discount of notes receivable:	543 million yen
Endorsement of notes receivable for transfer:	8,609 million yen

[Notes on the statement of changes in net assets]

1. Type and the number of shares issued as of the end of the fiscal year under review.

Common stock706,183,179 shares

2. Dividends

(1) Dividends paid

Date confirmed	Type of stock	Total dividends paid (million yen)	Dividend per share (yen)	Record date	Effective date
June 29, 2006 Ordinary general meeting of shareholders	Common stock	2,117	3	March 31, 2006	June 30, 2006
November 9, 2006 Board of Directors' meeting	Common stock	2,118	3	September 30, 2006	December 8, 2006

(2) Of dividends with a record date falling in the fiscal year under review, those the effective date of which will be in the next fiscal year

The Company plans to submit the agenda items for the dividend of common stock below to the 185th Ordinary General Meeting of Shareholders to be held on June 26, 2007.

(i) Total amount of dividends: 2,471 million yen

(ii) Dividend per share: 3.5 yen

(iii) Record date: March 31, 2007

(iv) Effective date: June 27, 2007

(v) Source of dividends: Retained earnings

(3) Type and number of shares that are the object of stock acquisition rights at the end of the fiscal year under review

Not applicable

[Notes on per share information]

1. Net assets per share: 349.89 yen

2. Net income per share: 42.16 yen

[Notes on significant subsequent events]

Conclusion of a sale agreement of shares owned by the parent in a subsidiary in the United States

On April 23, 2007, the Company entered into a share sale agreement to sell all shares it owned in Optical Communication Products, Inc., its manufacturing subsidiary in the United States, to Oplink Communications, Inc. in the United States for approximately 99 million US dollars (of which approximately 84 million US dollars was in case with the rest being 857,258 common shares of Oplink Communications, Inc.).

[Other notes]

The Company recorded a reserve for a reduction in fixed assets in the fiscal year under review, as stipulated in the Special Taxation Measures Law.

EXHIBIT I-G

Copy of the Report of Accounting Auditors Regarding Consolidated Financial Statements

Report of Independent Auditors

May 10, 2007

To the Board of Directors of The Furukawa Electric Co., Ltd.

MISUZU Audit Corporation

Designated and Engagement Partner, Certified Public Accountant:	Hideki Katayama
Designated and Engagement Partner, Certified Public Accountant:	Hiroshi Hirano
Designated and Engagement Partner, Certified Public Accountant:	Koichi Yano

Nihonbashi Corporation Certified Public Accountants

Designated and Engagement Partner, Certified Public Accountant:	Hideki Katayama
Designated and Engagement Partner, Certified Public Accountant:	Hiroshi Hirano

Pursuant to Section 4 of Article 444 of the Corporate Law, we have audited the consolidated balance sheet, statement of income, statement of changes in net assets, and notes to consolidated financial statements of The Furukawa Electric Co., Ltd. (the "Company") applicable to the 185th fiscal year from April 1, 2006 through March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of The Furukawa Electric Co., Ltd. and its subsidiaries for the fiscal years in conformity with accounting principles generally accepted in Japan.

[Additional information]

1. As described in "changes in accounting policy", effective from the year ended March 31, 2007, Furukawa Electric and its domestic subsidiaries have applied "Accounting Standards for Presentation of Net Assets (Accounting Standard No. 5 dated December 9, 2005) and "Implementation Guidance for Accounting Standards for Presentation of Net Assets (Implementation Guidance of Accounting Standards No. 8 dated December 9, 2005).
2. As described in "notes on significant subsequent events", the Company entered into a sales agreement on April 23, 2007, whereby all shares of Optical Communication Inc., its consolidated subsidiary for manufacturing and sales of optical components, would be sold.

EXHIBIT I-G

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

EXHIBIT I-G

Copy of the Audit Report for Consolidated Financial Statements of the Board of Corporate Auditors

Audit Report for Consolidated Financial Statements

The Board of Corporate Auditors has discussed and prepared this **Audit Report for Consolidated Financial Statements** (Consolidated Balance Sheet, statement of income, statement of changes in net assets, and notes to consolidated financial statements) for the Company's 185th fiscal year based on the audit reports of each Corporate Auditor and report as follows.

1. Method and content of Audit by the Corporate Auditors and the Board of Corporate Auditors

The Board of Auditors determined the auditing policies and audit scope assigned to each Corporate Auditor, received a report from each Corporate Auditor on its audit and results, and received reports, and inquiry when necessary, from Directors and Accounting Auditors on the fulfillment of their duty and responsibilities.

Each Corporate Auditor, in accordance with the audit rule adopted by the Board of Corporate Auditors, and its audit scope, received reports, and inquire when necessary, from the Directors and employees on the consolidated financial statements. Moreover, we oversaw and assessed the independency of accounting auditor and appropriateness of its audit, and received reports, inquire when necessary, from the accounting auditor on its fulfillment of its duties and responsibilities. Moreover we received notice from the accounting auditor that it is maintaining the system to ensure the appropriateness of the accounting audit (mandatory system under Article 159 of Rules for Corporate Accounting) in accordance with Quality Control Standard for Corporate Accounting (adopted by Business Accounting Council on October 28, 2005) and request explanation of it when necessary. Based on above process, the Board of Corporate Auditors audited Company's Consolidated Financial Statements for the fiscal year.

2. Result of audit

Processes and results of audit by MISUZU Audit Corporation and Nihonbashi Corporation Certified Public Accountants are appropriate.

May 10, 2007

Board of Corporate Auditors of The Furukawa Electric Co., Ltd.
Full-time Corporate Auditor: Kiyoshi Takeuchi
Full-time Corporate Auditor: Hiromasa Ogawa
Outside Corporate Auditor: Yuzuru Fujita
Outside Corporate Auditor: Tadashi Kudo

EXHIBIT II-D

(English Language Summary)

Mandatory Document under Article 782-1 of Company Law of Japan

(Jizen-Bichi-Syorui)

with respect to the Share Exchange transaction with The Furukawa Electric Co., Ltd.

dated January 29, 2008

produced by **Riken Electric Wire Company Limited** and kept at its head office

I Share Exchange agreement

Following item is included in the "Notice of Convocation of the Extraordinary General Meeting of Shareholders" and available in Exhibit I-G to our Form CB/A filed on January 30, 2008.

- Terms of the Share Exchange agreement between Company and The Furukawa Electric Company

II Appropriateness of the share exchange consideration

All following items are included in the "Notice of Convocation of the Extraordinary General Meeting of Shareholders" and available in Exhibit I-G to our Form CB filed on January 30, 2008.

- Appropriateness of the total number or value of the share exchange consideration
- Appropriateness of the amount of capital and reserves of an absolute parent company
- Reason for selection of Furukawa shares as the share exchange consideration
- Protection of the interests of the Company's shareholders

III Information about the share exchange consideration

All following items are included in the "Notice of Convocation of the Extraordinary General Meeting of Shareholders" and available in Exhibit I-G to our Form CB/A filed on January 30, 2008.

- Articles of incorporation of The Furukawa Electric Co., Ltd.
- Sale of the shares of common stock of The Furukawa Electric Co., Ltd.
- Market price the common stock of The Furukawa Electric Co., Ltd.

IV Information about the financial statements

All following items are included in the "Notice of Convocation of the Extraordinary General Meeting of Shareholders" and available in Exhibit I-G to our Form CB/A filed on January 30, 2008.

- Financial statements of The Furukawa Electric Co., Ltd.
- Material events after the closing of last fiscal year on the part of The Furukawa Electric Co., Ltd. (as of December 14,2007)

END